
QUANTUM
TECHNOLOGIES

NASDAQ SYMBOL: QTWW

QUANTUM TECHNOLOGIES

ANNUAL REPORT 2003

QUANTUM
TECHNOLOGIES


QUANTUM
300 KW
FUEL CELL MODULES
HYDROGEN3
FUEL CELL BUS
Sunline
wagonR

ADVANCED SYSTEMS TECHNOLOGIES

TRANSPORTATION | STATIONARY POWER | HYDROGEN REFUELING

QUANTUM TECHNOLOGIES

Dear Stockholder:

Fiscal 2003 was a successful year for Quantum highlighted by many accomplishments. We completed the spin-off from our former parent, Impco Technologies, in July 2002; completed our first public offering in January 2003; initiated and expanded several customer programs; leveraged our technologies into stationary power and refueling applications; initiated new strategic alliances; advanced our technologies and established a disciplined business focus and direction to solidify our financial position as a leader in our industry.

EXPANDING CUSTOMER AND APPLICATION BASE

We continue to focus on expanding our customer base, adding new OEM customers and developing new programs and applications for our product lines. In the past year, we have added almost 30 new customer programs through a variety of initiatives within our three main application areas: Transportation, Stationary Power and Hydrogen Refueling.

TRANSPORTATION


HYDROGEN3

In the transportation sector, we design and supply state-of-the-art fuel systems to the world's leading automakers. Our Natural Gas and Propane fuel systems are used in light- and medium-duty internal combustion engine (ICE) applications and our Hydrogen systems are used in both ICE and fuel cell applications.

This year, we were awarded follow-on contracts from General Motors to continue production of alternative fuel systems for GM's Full-Size Pick-up Truck and Chevrolet Cavalier.

We are also currently working with many automakers to develop market-ready fuel cell vehicles. We believe Quantum is well positioned to meet the increased demand of hydrogen fueled vehicles. During this past year, we supplied more than 150 hydrogen-based fuel systems and worked on numerous fuel cell programs for customers such as General Motors, Hyundai, Toyota, Suzuki and Yamaha. General Motors' HydroGen3 (seen here) is an example of one of our hydrogen-based fuel systems integrated into a fuel cell vehicle. Most automakers are in the advanced stages of pre-production and we believe that an emerging market will begin to develop for these vehicles in 2004 to 2005 with significant volumes slated toward the end of this decade.

STATIONARY POWER



In the stationary power generation market, we supply components and integrated systems to developers of hydrogen fueled internal combustion engine and fuel cell powered systems - and we are working to expand our product portfolio for these applications.

With problems currently being experienced with the power grid in the United States, distributed generation represents a potential growth market. We are currently designing stationary power modules that will incorporate different technologies and include our components and systems. These systems will target back-up power requirements, as well as residential, remote and industrial applications.

We are also currently in the process of developing other stationary applications that will leverage our current technologies and lead the way for a hydrogen economy. During fiscal 2003, in conjunction with ISE Research, we developed a hydrogen storage system for use with a wind-powered hydrogen generation unit, located in Palm Springs, California (seen here). This system demonstrates the marriage of our state-of-the-art technology to renewable energy to form a clean, zero-emission stationary power and energy storage unit.

We have also supported several customers in the development of hydrogen internal combustion engines for stationary hydrogen power park applications with our patented fuel injectors and proprietary fuel metering systems.

HYDROGEN REFUELING


QUANTUM

In the area of hydrogen refueling, we offer several hydrogen refueling systems focused on early infrastructure development, initially targeting fleet applications with 1 to 20 vehicles. During the past year, we developed and shipped several refueling systems to our OEM customers. We are in the process of expanding our product line and developing the next generation refueling technologies to support the initial hydrogen infrastructure. We have also initiated programs with several customers to develop home refueling appliances (seen here), centralized fleet refueling systems and other similar systems for military applications.

Strategic Alliances

We had several strategic alliances go into effect this past year. These alliances and their value to our business strategy are as follows:

- The **General Motors Global Fuel Cell Alliance** is focused on developing technologies that are designed to accelerate the commercialization of fuel cell applications.

- The **Impco** alliance is designed to expedite the commercialization and integration of our advanced regulation and storage systems into broader global alternative fuel markets.

- The **Sumitomo Corporation** alliance is aimed at marketing our products for use in global alternative fuel and fuel cell markets. Sumitomo has exclusive sales and distribution rights to market our products in Japan. In addition, the agreement also forms the basis for Sumitomo to potentially make a future strategic investment in Quantum.

In this next year, we plan to continue to identify and pursue strategic partners to assist us in developing technologies, commercializing systems and distributing products.

Technology Advancements

Our development teams have made significant progress in advancing our hydrogen storage and fuel regulation products and systems. During this past year, our hydrogen storage module became the first 10,000-psi (700 bar) system to be successfully developed and validated, certified to government standards and tested and operated on a fuel cell vehicle. This is the highest on-board vehicle storage pressure available today. Higher pressure translates into greater vehicle range – a key for commercialization of fuel cell vehicles. We have also improved and advanced our fuel injection and metering product lines in preparation for worldwide commercialization.

Financial Overview

During fiscal 2003, we made tremendous strides in improving our financial performance, reducing our cash required by operations and strengthening our balance sheet. On a sequential basis, Quantum's revenues increased each quarter during fiscal 2003 as a result of an expanding customer base, resulting in new programs and applications of our technologies. Our loss from operations decreased nearly 60% compared to the prior fiscal year as we focused on profitable product lines, reduced operating expenses and structured research and development around customer driven programs. The fuel cell systems operating segment reached profitability in the 4th quarter of fiscal 2003 resulting from an increase in shipments of hydrogen storage tanks, pressure regulators and associated hardware to fuel cell vehicle automakers. Although revenues declined in the alternative fuel segment, the operating loss within that segment decreased approximately 59% in fiscal 2003 as we discontinued unprofitable product lines and streamlined operations. We also reduced the cash used from operations by nearly 40% over the course of the year with continued improvements expected during fiscal 2004. In January 2003, we strengthened our balance sheet by completing an initial public offering. This additional capital is allowing us to grow with our customers, expand our product base and develop new markets. Fiscal 2003 was a successful year and we plan to build on our successes in the future, with a continued focus on our disciplined business strategy.

Looking Forward

Here's what you can expect from Quantum in the months and years ahead:

- A disciplined approach to the financial management of the company as we strive for profitability;
- An expansion of our customer base and applications;
- A continued focus on improving our technology leadership position; and
- Further expansion of strategic alliances.

In addition to these strategies, we remain focused on delivering results to our stockholders and believe that the execution of our business plan will lead to increased stockholder value. On behalf of our Board of Directors and all of our employees, I thank you for your continued support and confidence in this business plan.

Finally, I would like to acknowledge our employees. It was through their hard work and dedication that these accomplishments in fiscal 2003 were possible. I have drawn your attention to our customers, our markets, our technologies and our financial results, but I am convinced that our future will be determined by the unwavering efforts of our employees. And for that, I am truly optimistic about Quantum's future.

Best Regards,

Alan P. Niedzwiecki
President and CEO

QUANTUM
TECHNOLOGIES

Business Overview

We design, manufacture and supply integrated fuel systems to Original Equipment Manufacturers (OEMs) for use in alternative fuel vehicles and fuel cell applications. Our fuel systems enable cars, trucks and buses powered by internal combustion engines to operate on hydrogen, natural gas or propane. Our advanced enabling products for fuel cell systems are used in transportation and industrial vehicles, stationary and portable power generation, and hydrogen refueling products for the infrastructure to support fuel cell vehicles. Our advanced fuel systems comprise the storage, monitoring, control and injection of gaseous fuels to improve efficiency, enhance power output, and reduce pollutant emissions from internal combustion engines and fuel cell systems.

We supply our advanced gaseous fuel systems for alternative fuel vehicles to OEM customers for use by consumers and for commercial and government fleets. Since 1997, we have sold over 16,500 fuel systems for alternative fuel vehicles, primarily to General Motors, who in turn has sold substantially all of these vehicles to its customers. We also provide our gaseous fuel systems and hydrogen refueling products for fuel cell applications to major OEMs through funded research and development contracts and on a prototype basis. These fuel cell and hydrogen refueling products are not currently used on a commercial basis and will require additional product development over the next five years; however, we believe that a commercial market will begin to develop for these products in 2004 to 2005. We believe that these systems will reach production volumes only if OEMs produce fuel cell applications and hydrogen refueling products using our systems on a commercial basis.

A number of automotive, industrial and power generation manufacturers are developing alternative clean power systems using fuel cells or clean burning gaseous fuels in order to decrease fuel costs, lessen dependence on crude oil and reduce harmful emissions. Our products and services consist primarily of fuel storage, fuel delivery and electronic control systems, as well as system integration services for alternative fuel vehicles, fuel cell applications and hydrogen refueling products. We offer the following products and services to enable the development and commercialization of these systems:

- *fuel storage*—advanced composite, ultra-lightweight tanks that provide cost-effective storage of hydrogen or natural gas;
- *fuel delivery*—pressure regulators, fuel injectors, flow control valves, and other components designed to control the pressure, flow and metering of gaseous fuels;
- *electronic controls*—solid-state components and proprietary software that monitor and optimize fuel pressure and flow to meet manufacturers' fuel cell or engine requirements; and
- *systems integration*—services to integrate gaseous fuel storage, delivery and electronic control components to meet OEM requirements.

The current market for our integrated gaseous fuel systems for alternative fuel applications is the expanding world market for passenger and fleet vehicles powered by internal combustion engines using natural gas or propane. Based on the size and growth rate for alternative fuel vehicles across the globe, we have focused our marketing efforts in Asia-Pacific, Europe and North America. We believe that the market for our fuel cell enabling technologies will develop over the next five years in conjunction with the expected commercialization of fuel cells. We plan to continue the development of our fuel cell enabling technologies to meet this market opportunity. We believe that the commercialization of stationary fuel cells for residential, emergency back-up, and uninterruptible power supply applications will precede the volume production of fuel cell vehicles. We plan to focus our fuel cell enabling technology marketing efforts on North America, Europe and Asia-Pacific.

We continually survey and evaluate the benefits of joint ventures, acquisitions and strategic alliances with our customers and other participants in the alternative fuel vehicle industry and emerging fuel cell industry to strengthen our global business position. We have focused our strategic alliances on expanding our market opportunities and advancing the development of our technologies. We currently have strategic marketing alliances with General Motors, IMPCO and Sumitomo. We have a technology development alliance with General Motors focused on the development of enabling technologies for hydrogen fuel cell vehicles.

We were incorporated in Delaware in October 2000 as a wholly-owned subsidiary of IMPCO. On July 23, 2002, IMPCO distributed to its stockholders, on a pro-rata basis, all of the shares of Quantum common stock owned by IMPCO. Each IMPCO stockholder received one share of Quantum common stock for each share of IMPCO common stock owned as of July 5, 2002, the record date for the distribution. Immediately prior to the distribution, IMPCO transferred to Quantum substantially all of the operations, assets and liabilities constituting IMPCO's automotive OEM business, which had been operated by IMPCO as its Quantum division.

ALTERNATIVE FUEL INDUSTRY

The development of the alternative fuel vehicle industry is being driven by three independent market factors—economics, energy independence and environmental concerns. Due to the abundance and economic advantages of gaseous fuels in worldwide markets, many countries and geographic regions are mandating the use of alternative fuels, which provide energy independence and environmentally suitable solutions. For instance, the European Commission has adopted an action plan to achieve a 20% substitution of diesel and gasoline fuels with fuels such as natural gas, propane and hydrogen in the road transport sector by 2020 in the current 15 member states in the European Union.

We believe that the markets for gaseous fuel vehicles and other applications will continue to mature and that end users will place more emphasis on technology advancement and economic advantage. Gaseous fuel systems currently being used in the market will need to be advanced in order to fully leverage the market factors driving the alternative fuel industry.

FUEL CELL INDUSTRY

The emerging fuel cell industry offers a technological option to address increasing worldwide energy costs, the long-term availability of petroleum reserves, and environmental concerns. Fuel cells have emerged as a potential alternative to certain existing power sources because of their higher efficiency, reduced noise and lower emissions. Fuel cell industry participants are currently targeting the transportation, stationary power and portable power markets. We believe that our fuel cell enabling products of gaseous fuel storage, fuel delivery and electronic control systems along with our fuel system integration experience can be applied in all three of these markets.

A fuel cell is an electrochemical device that produces electricity by combining hydrogen with oxygen from the air. This electrochemical reaction occurs silently and without combustion with useable heat and water as the only by-products. The system can use as its base fuel either pure hydrogen or hydrogen derived from hydrocarbon fuels such as methanol, natural gas or petroleum using a device called a reformer. A reformer breaks down hydrocarbon fuels using heat and a catalytic process. Regardless of the fuel used to provide hydrogen, the fuel cell system will require on-board hydrogen storage, fuel delivery and electronic controls. Furthermore, a key to optimizing the performance of a fuel cell is proper metering and delivery of hydrogen fuel and air to its fuel cell stacks and efficient storage of the fuel to maximize its total operation time.

Over the next decade and beyond, a significant market is expected to develop for fuel cell powered products. The use of hydrogen as a fuel of the future has been gaining support within the U.S. government. In his 2003 State of the Union Address, President Bush discussed his goal to promote energy independence for the United States, while dramatically improving the environment. He proposed adding $1.2 billion dollars in research funding so that the United States can lead the world in developing clean, hydrogen-powered automobiles. Combined with the FreedomCAR initiative, President Bush is proposing a total of $1.7 billion over the next five years to develop hydrogen-powered fuel cells, hydrogen infrastructure and advanced automotive technologies. Legislation has also been introduced to create investment incentives for hydrogen production, distribution, and retail sale to ultimately speed to market the fueling stations and infrastructure necessary to support hydrogen vehicles. The U.S. Senate recently approved an amendment to the Senate Energy Bill requiring the Department of Energy to develop a plan to support the production and deployment of 100,000 hydrogen-fueled vehicles in the United States by 2010 and 2.5 million hydrogen-fueled vehicles annually by 2020. In addition, the U.S. Department of Energy recently published the National Hydrogen Energy Roadmap that provides a plan for the coordinated, long-term, public and private efforts required for hydrogen energy development. Quantum's president and CEO, Alan Niedzwiecki, leads the hydrogen storage section of the Roadmap. We believe that these actions by the U.S. government and the commitments made by businesses are positive indications of the momentum behind the development of a hydrogen economy.

Fuel cell and hydrogen-based products will be designed to provide clean, quiet, vibration-free electric power on demand for a variety of applications in the transportation and industrial vehicle, stationary power, portable power and related hydrogen refueling infrastructure markets. The commercialization of fuel cells in all of these markets will require cost reductions for the entire system, including the fuel cell stack, fuel system, and assembly. As cost reduction targets are achieved in volume production, we believe that the fuel subsystem will represent approximately 20% of the cost of a fuel cell system.

In the automotive market, each of DaimlerChrysler, Ford, General Motors, Honda, Nissan, Hyundai, and Toyota has recently announced its intention to introduce fuel cell vehicles sometime between 2003 and 2005, with mass production of fuel cell vehicles anticipated by General Motors and Toyota to begin close to the end of the decade.

INDUSTRY CHALLENGES

We believe that the markets for gaseous fuel vehicles and other applications will continue to mature and that end users will place more emphasis on technology advancement and economic advantage. Gaseous fuel systems currently being used in the market will need to be advanced in order to fully leverage the market factors driving the alternative fuel industry.

A significant hurdle to the rapid commercialization of fuel cell vehicles has been a lack of both cost-effective on-board fuel storage solutions and hydrogen storage and handling codes and standards. Safety is also a primary concern when dealing with highly compressed gases. The fuel storage systems must be able to withstand rigorous testing as individual components and as part of the fuel system on the vehicle. Safety concerns apply to the fuel system as a whole including the tank, regulator and fuel lines all needing to comply with safety standards. Additionally, to ensure widespread commercialization, the fuel storage and delivery systems need to provide adequate range, need to be of acceptable size and shape and need to perform similarly to conventionally fueled vehicles without unacceptably high cost. An additional hurdle to mass commercialization is the lack of a hydrogen refueling infrastructure. We believe interim steps will be taken to provide initial refueling infrastructure for demonstration fleets, government programs, commercial fleet operators, and initial consumer commercialization. This initial infrastructure could include mobile refueling units, compact stationary refueling units, and bulk transport trailers.

BUSINESS OPERATIONS

We develop and manufacture cost-effective and efficient fuel storage, fuel delivery and electronic control systems for OEM alternative fuel passenger and fleet vehicles. We also target the emerging fuel cell industry, which includes the transportation, industrial vehicle, and stationary and portable power generation markets, and the hydrogen-refueling infrastructure to be developed to support fuel cell vehicles. Our capabilities include the following:

- hydrogen and compressed natural gas fuel storage and safety testing;
- fuel control devices and technology for gaseous fuels for use in internal combustion engines and fuel cells;
- electronic control systems and validation;
- testing procedures to meet a variety of global regulations and emission control standards;
- research and development;
- application engineering and validation; and
- manufacturing and quality assurance.

Products. Our core products include gaseous fuel storage, fuel delivery and electronic controls for use in OEM alternative fuel vehicles and fuel cell applications. Our advanced enabling products for fuel cell systems are used in transportation and industrial vehicles, stationary and portable power generation, and hydrogen refueling products for the infrastructure to support fuel cell vehicles. We continue to improve our products and develop new systems to meet increasingly stringent vehicle operational and durability requirements in automotive OEM fuel cell powered vehicles. We are also developing improved system technologies using fuel injectors, high- and low-pressure regulators, on-board diagnostics, high-performance fuel system control modules, fuel lock-offs and related components for application in the stationary and portable power generation fuel cell markets. We design and manufacture computerized controls, regulators and automatic shut-off equipment, and lightweight, high-pressure hydrogen and natural gas storage tanks using our TriShield™ technology.

We classify the stages of our product development in the following categories:

- research and development;
- prototype;
- pre-production prototype; and
- production ready.

Fuel Storage Products. Our fuel storage products include cylindrical and conformable tanks. We provide lightweight, all-composite storage tank technologies for compressed hydrogen and natural gas. The lightweight nature of the tank, coupled with high hydrogen mass by volume, improves the range of hydrogen-powered fuel cell vehicles. Our conformable tank maximizes hydrogen storage in a given space, optimizing the volume of hydrogen stored on board. We expect that the remaining product development costs for these products will be approximately $20 to

$25 million. The following table describes the features and production stages of our storage products:

Products	Features/Production Stage
TriShield™ All-Composite Storage Tanks	• Designed for safety, lightweight and cost effectiveness • Exceed current regulatory qualification requirements and also meets OEMs' more stringent requirements for use in natural gas fueled vehicles • Provide 30% more fuel capacity than comparably sized aluminum tanks, and lower cost than steel tanks • The all-composite liner technology acts as a permeation barrier for stored fuel and reduces the possibility of hydrogen embrittlement often present with aluminum or steel liners in the presence of hydrogen • Production ready for compressed natural gas; production ready for hydrogen in approximately 2003 to 2004
Conformable Storage Tanks	• Designed for safety, lightweight and storage efficiency • Optimal packaging solution • Prototype stage; production ready in approximately 2005 to 2007

Fuel Delivery Products. Our fuel delivery products consist of regulators, injectors and valves. We have designed our in-tank regulator for use with hydrogen for fuel cell applications. Our design provides greater safety by eliminating the need for high-pressure fuel lines outside of the fuel storage tank. The unit is also cost-effective because it incorporates the features of many independent components, thereby eliminating the need to install several separate components. We have designed our patented fuel injector for use with dry gases such as hydrogen, propane or natural gas. Our fuel injector is capable of handling the high flow rates needed in automotive OEM applications, while offering superior durability, longer life, less noise and lower cost as compared to other gaseous fuel injectors. This component also allows for very precise metering of fuel, which is critical to optimizing a fuel cell system. We expect that the remaining product development costs for these products will be approximately $5 million. The following table describes the features of our fuel delivery products:

Products	Features/Production Stage
In-Tank Regulators	• Reduces the pressure of the fuel stored in the tank at the tank outlet, eliminating the need for high-pressure fuel lines running throughout the system • Increased safety • Significant cost reductions as compared to competitive products • Prototype stage; production ready for compressed natural gas and hydrogen in approximately 2003 to 2004

Products	Features/Production Stage
Gaseous Fuel Disc Injectors	○ Designed specifically for precise gaseous fuel metering to provide superior flow rate and increased durability over existing plunger technologies ○ Generally translates into lower costs than competing technologies ○ Pre-production prototype stage; production ready for compressed natural gas in 2003 and for propane and hydrogen in 2004
Injector Pressure Regulators	○ Provides precise control of fuel required for injection systems ○ Production ready for compressed natural gas; production ready for hydrogen in approximately 2004
Gas Mass Sensors/Mixture Control Valves	○ Measures and controls gaseous fuel and airflow, a critical step in the optimization of fuel cell systems ○ Production for compressed natural gas commenced in 1997
Fuel Shut-Off Products	○ Mechanically or electronically shuts off fuel flow to the system when fuel leakage occurs or when the system is turned off ○ Production for compressed natural gas commenced in 1997

Electronic Control Products. Our electronic control products range from eight- to 32-bit architecture. These units precisely control the flow and pressure of gaseous fuels such as natural gas, hydrogen, and other gases such as air. We currently use these electronic controls, coupled with our proprietary software, to optimize fuel pressure and flow management for fuel cell and internal combustion engine applications. We believe, however, that there are numerous other potential applications for these controls. We expect that the remaining product development costs for these products will be approximately $5 million. The following table describes the features of our electronic controls and software products:

Products	Features/Production Stage
Electronic Controls and Proprietary Software	○ Manages flow of fuel and air in internal combustion engines and fuel cell systems to improve optimization of the overall system ○ Provides closed-loop system control ○ Proprietary designs, software and calibration tools to develop, calibrate and optimize fuel cell control systems ○ Sensors, actuators and controllers specific to our customers' needs and specifications ○ Production for compressed natural gas commenced in 1997; production ready for hydrogen in approximately 2004

Services. We provide services in the areas of design, development, validation, certification, manufacture and after-sales service support. We provide our customers with the following services to support their programs for transportation, stationary and portable power generation and hydrogen refueling applications:

- *Systems Integration.* We integrate our gaseous fuel storage, fuel delivery and electronic control components and systems into alternative fuel vehicles and fuel cell applications in the transportation, stationary power and portable power industries, as well as hydrogen refueling products. We also employ rapid prototyping techniques, which accelerate the iterative design process and result in a more accurate design.
- *Testing and Validation.* To increase the likelihood of high success rates at the system level, we perform component, subsystem and system testing and validation. These procedures must satisfy our own internal requirements, customer-specific requirements and industry standards. If no suitable procedures exist, we generate requirements for the customer.
- *Certification and Compliance.* Our regulatory and certification engineers implement the latest emissions and safety regulations to ensure the proper certification and ongoing compliance of our products and our business.
- *System Level Assembly.* We develop and manage the assembly process for integration of our systems into end products at our facilities or at our customers' facilities.
- *Training.* We develop comprehensive technical training for our customers that sell and service our products as well as for our customers that use our products.
- *Service and Warranty.* We have extensive capabilities in developing service procedures and programs for OEMs. We also provide technical support over the telephone or at customer sites to resolve technical issues.

BUSINESS STRATEGY

Our business strategy is to take advantage of current opportunities in the rapidly expanding international market for natural gas and propane vehicles while also advancing our fuel cell enabling technologies. Our objective is to be the leading developer and supplier of integrated systems that store gaseous fuels and monitor and control the pressure and flow of those fuels for fuel cells and internal combustion engines. Our strategy for achieving this objective includes the following elements:

INCREASE OUR PARTICIPATION IN THE ALTERNATIVE FUEL OEM VEHICLE MARKETS

We plan to leverage our technology and systems integration capabilities in the OEM alternative fuel vehicle markets to expand our customer base and enter new OEM markets. We believe that significant opportunities for growth exist in international markets. Based on the size and projected growth rate for alternative fuel vehicles across the globe, we have prioritized our business development efforts in Asia-Pacific, Europe and North America.

DEVELOP AND SUPPLY ON-BOARD HYDROGEN FUEL STORAGE AND CONTROL SYSTEMS FOR FUEL CELL VEHICLE APPLICATIONS

We will continue to develop our fuel cell enabling technologies to assist fuel cell OEMs in expediting the commercialization of vehicle applications. We intend to apply our systems integration expertise in OEM alternative fuel vehicle applications in the emerging fuel cell vehicle market. Most of the major automotive OEMs have announced intentions to introduce fuel cell vehicles beginning in

2004 to 2005. We will focus our fuel cell enabling technology business development priorities in North America, Europe and Asia-Pacific.

PROVIDE HYDROGEN REFUELING UNITS FOR INITIAL INFRASTRUCTURE FOR DEVELOPMENT FLEETS, FLEET OPERATORS AND CONSUMER COMMERCIALIZATION

We plan to leverage our hydrogen storage, metering and control technologies and integration capabilities to capitalize on the need for mobile and stationary hydrogen refueling units. We believe there are significant opportunities to work with OEMs and energy and petroleum companies in providing the initial refueling products such as mobile refueling units, compact stationary refueling units, and hydrogen storage for bulk transport trailers.

PROVIDE FUEL SYSTEMS TO THE FUEL CELL POWER GENERATION MARKET

We plan to address demand for stationary fuel cell applications by continuing to work with fuel cell manufacturers to develop and supply integrated fuel systems for their stationary and portable power generation applications. We believe that the commercialization of stationary fuel cells for residential, emergency back-up, and uninterruptible power supply applications will precede the volume production of fuel cell vehicles. Several fuel cell manufacturers have announced intentions of introducing stationary fuel cell products between 2002 and 2005.

FOCUS RESEARCH AND DEVELOPMENT ON FUEL CELL ENABLING TECHNOLOGIES

We intend to focus our research and development efforts on advancing our fuel cell enabling technologies and systems to succeeding generations to further improve performance and reduce cost. We plan to continue to expand our research and development in fuel storage, fuel delivery and electronic control systems for fuel cells. We will actively seek to establish joint development programs and strategic alliances with the major fuel cell developers and industry leaders in these markets. For example, under our alliance with General Motors, we will co-develop technologies that are designed to accelerate the commercialization of fuel cell applications.

EXPAND OUR PARTICIPATION IN THE DEVELOPMENT OF HYDROGEN STORAGE AND HANDLING CODES AND STANDARDS

We plan to expand our participation in national and international organizations that can influence international standard setting organizations for alternative fuel vehicles, fuel cell applications, and related supporting infrastructure. We will focus our involvement in these organizations to promote standards that are performance-based and consistent with and inclusive of our technologies. Members of our management team have served on the boards of key fuel cell and alternative fuel vehicle industry organizations, including the California Hydrogen Business Council, CalStart/Weststart, the National Hydrogen Association, the Natural Gas Vehicle Coalition and the U.S. Fuel Cell Council.

SALES AND DISTRIBUTION

We derive revenue from the sale of our products and systems for use in alternative fuel and fuel cell vehicles manufactured by General Motors and other OEMs, alternative fuel and fuel cell development contracts with OEMs, and government contracts focused on fuel cell and alternative fuel research. We sell our jointly developed alternative fuel systems and components to General Motors. Through our strategic alliance with General Motors, we will be a recommended provider to General Motors of hydrogen storage, hydrogen handling and associated electronic controls for fuel cell system applications. We rely on our sales force and strategic partners to sell our products and services, develop new customers and consummate joint application development programs with leading OEMs in the target alternative fuel vehicle, fuel cell and hydrogen refueling infrastructure markets.

MANUFACTURING

Our manufacturing activities currently include assembly, system installation and tank manufacturing. We assemble the majority of our components at our facility in Irvine, California, but outsource the assembly of complex electronic components and select key suppliers for certain components of developed fuel systems. Our vendor and service provider supply base is highly diversified, with none of our suppliers representing more than 10% of our raw material purchases. Complete systems are installed on vehicles at the OEM manufacturing facility or at third-party equipping sites. The criteria for the establishment of a site are proximity to vehicle manufacturing and delivery points. Our operations are QS-9000 certified.

STRATEGIC RELATIONSHIPS

We continually survey and evaluate the benefit of joint ventures, acquisitions and strategic alliances with our customers and other participants in the alternative fuel vehicle and fuel cell industries to strengthen our global business position. We have focused our strategic alliances on either our marketing strategy or on our development strategy. Our marketing strategy seeks to expand the distribution channels for our advanced fuel system technologies. Our development strategy is to advance the state of technology and our application.

IMPCO

In July 2002, we entered into a Strategic Alliance Agreement with IMPCO pursuant to which we will work with IMPCO in identifying and conducting research and development programs of mutual interest. As part of such research and development activities, we may develop, solely or jointly with IMPCO, technology that is owned solely by Quantum or jointly with IMPCO. The other purpose of this relationship is to provide IMPCO access to our advanced technologies and products, including the natural gas storage tanks, fuel injectors, in-tank regulators and other products, for use in automotive, bus and truck and industrial aftermarket applications and in the bus and truck and industrial OEM markets. We believe that this alliance with IMPCO will expedite the commercialization and integration of our advanced gaseous storage and handling systems into broader global alternative fuel markets, including automotive aftermarket, material handling, internal combustion engine-based stationary and portable power generation, and general industrial markets.

GENERAL MOTORS

Our strategic alliance with General Motors became effective upon our spin-off from IMPCO. We believe that the strategic alliance with General Motors will advance and commercialize, on a global basis, the integration of our gaseous storage and handling systems into fuel cell systems used in the transportation markets. Under the alliance, Quantum and General Motors will co-develop technologies that are designed to accelerate the commercialization of fuel cell applications. Additionally, General Motors will endorse Quantum as a recommended provider of hydrogen storage, hydrogen handling and associated electronic controls. This strategic alliance expands upon the relationship that has been in place between General Motors and Quantum (as IMPCO's Automotive OEM Division) since 1993, through which we provide integrated natural gas and propane fuel systems for General Motors' alternative fuel vehicle products.

In connection with our strategic alliance, we issued to General Motors stock representing 19.9% of our total outstanding equity following such issuance, for consideration of a nominal cash contribution and access to certain of General Motors' proprietary information. Under the alliance, we committed to spend $4.0 million annually for specific research and development projects directed by General Motors to speed the commercialization of our fuel cell related products. Each party will retain the ownership of its existing technology and will jointly own technology that is jointly created under the alliance. We will be free to use jointly created technologies in certain aspects of our business but will be required to share with General Motors revenue from fuel cell system-related products that are sold to General Motors or third parties.

SUMITOMO CORPORATION

In April 2003, we signed an agreement with Sumitomo Corporation whereby Sumitomo will market our products for use in the global alternative fuel and fuel cell markets and will have exclusive sales and distribution rights to market our products in Japan. In addition, the agreement also forms the basis, subject to definitive terms, for Sumitomo to make a future strategic investment in Quantum, including a joint business venture.

CUSTOMERS AND DEVELOPMENT PROGRAMS

A substantial portion of our revenue through April 30, 2003 related to product sales to and development fees from General Motors. Since the beginning of 2001, we have had prototype development projects or programs with the following entities:

Adam Opel AG
AeroVironment
Ballard Power Systems
Energy Conversion Devices
Ford Motor Company
General Motors Corporation
General Motors (Fuel Cell Activities Team)
General Motors of Canada, Limited
Hydrogenics Corporation
Hyundai America Technical Center
Hyundai Motor Company
ISE Research
Pinnacle West Capital Corporation
Proton Energy Systems, Inc.
South Coast Air Quality Management District
Suzuki Motor Corporation
Toyota Motor Corporation
U.S. Department of Energy
Yamaha Motor Company

We intend to establish similar relationships with other leading industry OEMs by using our systems integration capabilities and our leading technology position in fuel storage, fuel delivery and electronic controls.

RESEARCH AND DEVELOPMENT

We conduct research and development in the following areas, with corresponding technical capabilities:

- *Fuel Storage.* Composite pressure vessel design and analysis, carbon and epoxy filament winding and hydraulic, pneumatic, burst and fatigue testing. Evaluation and development test capabilities for advanced hydrogen storage materials, including hydride, alanates, carbon adsorption and other emerging materials.
- *Electronic Control Systems.* Specialization in hardware design and selection, engine modeling, calibration and software design for engine and emission controls.

- *Mechanical Design and Development.* Specialization in pneumatics, kinematics, hydraulic components and systems and advanced materials, structural, flow and thermal analysis.
- *Advanced Emissions Testing.* Testing facility that utilizes California Air Resources Board (CARB) and U.S. Environmental Protection Agency (EPA) approved advanced technology to test Super Ultra Low Emission Vehicles. EPA/CARB certification testing, vehicle development testing including catalyst efficiency, diagnostics calibration, engine durability testing and engine mapping.
- *Advanced Products.* Injectors, fuel management, fuel storage and fuel supplies for fuel cell power systems, mass flow sensors for natural gas measurement and "smart" sensors using 8-bit microcontrollers.
- *Component and Subsystem Test Facilities.* Extended vibrations, shock loads and accelerations, extreme temperature exposure from -85° F to 392° F and thermal shock, cyclic corrosion, extended salt, fog, humidity and dryness cycling, severe acid and alkali corrosion, flow simulations and pneumatic leak checks.

We believe these capabilities are a critical component of our ability to maintain our technology leadership position in alternative fuel and fuel cell enabling systems. We intend to develop and adapt our current technologies and products for use in connection with fuel cells.

COMPETITION

In the alternative fuel industry, our key competitors in North America for gaseous fuel delivery products in the automotive OEM market include Alternative Fuel Systems, Baytech Corporation, Clean Air Partners, FEV, GFI Control Systems, Inc. and Westport Innovations Inc. In international markets, we compete with aftermarket component and kit manufacturers such as Aisan, Koltec, Landi, Lovato, OMVL, Tartanni and Vialle. In the future, we may also face competition from traditional automotive component suppliers, such as Bosch, Delphi, Siemens and Visteon, and from motor vehicle OEMs that develop fuel systems internally.

In the fuel cell industry, our area of expertise is in hydrogen fuel storage, fuel delivery, electronic controls, and system integration. We do not manufacture fuel cells or fuel reformers. Our principal competition in the fuel cell markets primarily consists of companies developing individual components.

We believe that our competitive advantage over current and potential future competitors is our technology leadership derived from many years of experience with alternative fuels. Our current competitors typically focus on fuel injection and individual components. We believe we are unique in being able to offer complete integrated fuel systems based on our own advanced technologies, including gaseous fuel storage, fuel metering and electronic controls.

A critical element for fuel cell vehicles and OEM alternative fuel vehicles is fuel storage. Our major competitors for high-pressure gaseous storage cylinders include Dynetek Industries Ltd., Lincoln Composites and Structural Composites Inc. Liquid hydrogen, metal hydrides, and on-board liquid fuel reformation may also provide alternatives to high-pressure storage. Companies pursuing these competing technologies include Linde AG and Energy Conversion Devices, which has recently joined forces with Texaco and ExxonMobil.

An emerging competitor focused on fuel cell system integration, but without its own technologies, was XCELLSIS. In 2001, Ballard Power Systems acquired XCELLSIS and Ecostar to become a consolidated fuel cell manufacturer and system integrator.

Selected Financial Data

	Year Ended April 30,				
	1999	2000	2001	2002	2003
	(in thousands, except per share amounts)				
Statement of Operations Data:					
Net revenue:					
Product sales	$13,456	$ 13,057	$ 15,447	$ 15,517	$ 15,833
Contract revenue	11,013	9,284	7,911	7,886	7,806
Total revenue	24,469	22,341	23,358	23,403	23,639
Cost and expenses:					
Cost of product sales	15,347	15,081	19,452	25,581	18,471
Research and development	8,902	12,956	26,687	32,657	14,255
Selling, general and administrative	3,713	4,939	7,459	8,063	9,249
Total cost and expenses	27,962	32,976	53,598	66,301	41,975
Operating loss	(3,493)	(10,635)	(30,240)	(42,898)	(18,336)
Interest expense	—	—	4	488	114
Other income	—	—	—	10	254
Provision for income tax	—	—	—	1	1
Net loss	$ (3,493)	$(10,635)	$(30,244)	$(43,378)	$(18,197)
Basic and diluted loss per share	—	—	—	$ (3.07)	$ (1.00)
Weighted average number of shares outstanding – basic and diluted (1)	—	—	—	14,142	18,153

	April 30,				
	1999	2000	2001	2002	2003
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ —	$ 2	$ 4	$ 177	$ 11,539
Working capital	11,545	14,364	11,338	(3,375)	15,500
Total assets	18,597	23,399	32,815	28,159	50,952
Long-term obligations, less current portion	—	—	183	127	—
Total equity	15,866	19,357	23,992	10,271	42,950

See accompanying notes.

(1) See Note 8 of the notes to the financial statements included elsewhere in this annual report for an explanation of the method used to determine the number of shares used to compute the net loss per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following Management's Discussion and Analysis of Financial Condition and Results of Operations together with the financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those described under "Forward-Looking Statements" below and under the section entitled "Risk Factors" in our Form 10-K for the fiscal year ended April 30, 2003, on file with the U.S. Securities and Exchange Commission.

OVERVIEW

We design, manufacture and supply integrated fuel systems to OEMs for use in alternative fuel vehicles and fuel cell applications. Our fuel systems enable cars, trucks and buses powered by internal combustion engines to operate on hydrogen, natural gas or propane. Our advanced enabling products for fuel cell systems are used in transportation and industrial vehicles, stationary and portable power generation, and hydrogen refueling products for the infrastructure to support fuel cell vehicles. Our advanced fuel systems comprise the storage, monitoring, control and injection of gaseous fuels to improve efficiency, enhance power output, and reduce pollutant emissions from internal combustion engines and fuel cell systems.

We supply our advanced gaseous fuel systems for alternative fuel vehicles to OEM customers for use by consumers and for commercial and government fleets. Since 1997, we have sold over 16,500 fuel systems for alternative fuel vehicles, primarily to General Motors, which in turn has sold substantially all of those vehicles to its customers. We also provide our gaseous fuel systems and hydrogen refueling products for fuel cell applications to major OEMs through funded research and development contracts and on a prototype basis. These fuel cell and hydrogen refueling products are not currently used on a commercial basis and will require additional product development over the next five years; however, we believe that a commercial market will begin to develop for these products in 2004 to 2005. We believe that these systems will reach production volumes only if OEMs produce fuel cell applications and hydrogen refueling products using our systems on a commercial basis.

We classify our business operations into four reporting segments: the Alternative Fuels division, Fuel Cell Systems division, Advanced Research & Product Development and Corporate Expenses. The Alternative Fuels division generates revenue through the sale of compressed natural gas ("CNG") and propane ("LPG") fuel storage, fuel delivery and electronic control systems to OEMs, primarily General Motors, and the installation of our products into OEM vehicles. The Alternative Fuels division also generates contract revenue by providing engineering design and support to OEMs so that our fuel storage, fuel delivery and electronic control systems integrate and operate with certain of their alternative fuel vehicles. The Fuel Cell Systems division generates revenue through the sale of compressed hydrogen storage, fuel delivery and electronic control systems to OEMs and the installation of our products into OEM fuel cell vehicles and hydrogen refueling systems. The Fuel Cell Systems division also generates contract revenue by providing engineering design and support to OEMs so that our fuel storage, fuel delivery and electronic control systems integrate and operate with certain of their fuel cell applications. The Fuel Cell Systems division was established as a new segment beginning in the first quarter of fiscal year 2003, and prior year amounts have been restated to reflect the new presentation. The chief operating decision maker allocates resources and tracks performance by each of the four reporting segments. The change in reporting aligns revenue and costs of sales from fuel cell development contracts with the research and development of fuel cell applications. Previously, all revenue and related cost of sales were reported in the Alternative Fuels segment. The Fuel Cell Systems division also now includes the research and development directly attributed to fuel cell applications. Previously, these expenses were reported in the Research and Development segment, which has now been changed to Advanced Research & Product Development.

For the fiscal years ended April 30, 2001, 2002 and 2003, revenue related to sales of our products to and contracts with General Motors and its affiliates represented 98.7%, 79.9% and 58.9% of our total revenue for these periods. For the fiscal year ended April 30, 2003, revenue related to sales of our products to and contracts with Toyota represented 24.2% of our total revenue.

We recognize revenue for product sales when goods are shipped in accordance with our shipping terms and collectability is reasonably assured. Contract revenue is recognized based on the percentage of completion method. Corporate Expenses represents a sub-category of selling, general and administrative expense. Corporate Expenses consist of general and administrative expense incurred at the corporate level.

We expense all research and development when incurred. Research and development expense includes both customer-funded research and development and company-sponsored research and development. For segment reporting purposes, research and development expense is allocated to the Alternative Fuels and Fuel Cell Systems segments when the expense can be identified with those segments. Advanced Research & Product Development is a sub-category of research and development expense and represents company-sponsored research and development that is not allocated to the Alternative Fuels or Fuel Cell Systems reporting segments. Customer-funded research and development consists primarily of expenses associated with contract revenue. These expenses include application development costs we funded under customer contracts. We will continue to require significant research and development expenditures over the next several years in order to commercialize our products for fuel cell applications.

GENERAL MOTORS RELATIONSHIP

Our strategic alliance with General Motors became effective upon our spin-off from IMPCO. We believe that our strategic alliance with General Motors will advance and commercialize, on a global basis, the integration of our gaseous storage and handling systems into fuel cell systems used in the transportation markets. Under the alliance, Quantum and General Motors will co-develop technologies that are designed to accelerate the commercialization of fuel cell applications. Additionally, General Motors will endorse Quantum as a recommended provider of hydrogen storage, hydrogen handling and associated electronic controls. This strategic alliance expands the relationship that has been in place between General Motors and Quantum (as IMPCO's Automotive OEM Division) since 1993, through which we provide integrated natural gas and propane fuel systems for General Motors' alternative fuel vehicle products.

In connection with our strategic alliance, immediately following our spin-off from IMPCO, we issued to General Motors an aggregate of 3,513,439 shares of our Series A common stock, representing 19.9% of our total outstanding equity following such issuance, for consideration of a nominal cash contribution and access to certain of General Motors' proprietary information. Under the alliance, we have committed to provide minimum amounts of annual funding to projects approved under the alliance. Each party will retain the ownership of its existing technology and will jointly own technology that is jointly created under the alliance. We will be free to use jointly created technologies in certain aspects of our business but will be required to share revenue with General Motors on fuel cell system-related products that are sold to General Motors or third parties.

Pursuant to the terms of our Amended and Restated Certificate of Incorporation, upon the completion of our January 2003 public offering, all of the outstanding 3,513,439 shares of Series A common stock held by General Motors converted on a one-for-one basis into Quantum common stock. We also issued an additional 999,969 shares of our non-voting Series B common stock to General Motors pursuant to General Motors' anti-dilution rights. As a result of the conversion of the Series A common stock, General Motors no longer has anti-dilution rights.

We recorded the value of the shares issued to General Motors as an intangible asset at fair market value on the date of their respective issuance. We will amortize this intangible asset over the ten year term of the strategic alliance with General Motors.

SEPARATION FROM IMPCO

We were incorporated under the laws of the State of Delaware on October 13, 2000, as a wholly-owned subsidiary of IMPCO. IMPCO conducted our business through various departments, first as a division (the Automotive OEM Division) and most recently as a subsidiary (Quantum Fuel Systems Technologies Worldwide, Inc.). On July 23, 2002, IMPCO completed the distribution and spin-off of our company by distributing to IMPCO stockholders one share of Quantum common stock for every share of IMPCO common stock held on the record date, which was July 5, 2002. Prior to the distribution, we entered into several agreements with IMPCO with respect to, among other things, intellectual property, interim services and a number of ongoing commercial relationships. The interim services agreement provided for specified charges generally intended to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, but without any profit. The pricing terms for goods and services covered by the commercial agreements reflected negotiated prices.

Our historical financial statements include allocations of certain of IMPCO corporate headquarters' assets, liabilities and expenses relating to our business operations that were transferred from IMPCO in connection with the spin-off. General corporate overhead has been allocated either based on the ratio of our headcount to IMPCO's total headcount, on our revenue as a percentage of IMPCO's total revenue, or specifically identified costs. General corporate overhead primarily includes salary and expenses for executive management, finance, legal, human resources, information services and investor relations departments and amounted to approximately $3,117,000, $3,209,000 and $0 in 2001, 2002 and 2003, respectively. As a result of the spin-off, we now perform these functions using our own resources or purchased services.

Our financial statements, which are discussed below, reflect the historical financial position, results of operations and cash flows of the business transferred to us from IMPCO as part of the distribution. The financial information included herein, however, may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been a stand-alone company during the periods prior to fiscal year 2003.

INCOME TAXES

Income taxes were calculated as if we filed separate tax returns through the date of the spin-off. However, IMPCO was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that we would have followed as a stand-alone company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States and are included elsewhere in this report. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to bad debts, inventories, our intangible asset, warranty and recall obligations, long-term service contracts, and contingencies and litigation, on an ongoing basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:

- We recognize revenue and profit as work progresses on long-term, fixed price contracts for product application development using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. We follow this method because we can make reasonably dependable estimates of the revenue and costs applicable to various stages of a contract. Recognized revenue and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known.
- We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.
- We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.
- We conduct a major portion of our business with a limited number of customers. For the past three years and for the foreseeable future, General Motors Corporation (and subsidiaries of General Motors) has represented and is expected to continue to represent a significant portion of our sales and outstanding accounts receivable. Credit is extended based upon an evaluation of each customer's financial condition, with terms consistent with those present throughout the industry. Typically, we do not require collateral from customers. We have recorded an allowance for uncollectible accounts receivable based on past experience and certain circumstances surrounding the composition of total accounts receivable. To the extent we increase this allowance in a period, we must include an expense in the statement of operations. If commercial conditions differ from management's estimates, an additional write-off may be required.
- As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the estimation of our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. Included in this assessment is the determination of the net operating loss carryforward that has resulted from our cumulative net operating loss since spin-off. These differences result in a net

deferred tax asset. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent that we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $5.9 million as of April 30, 2003, due to uncertainties related to our ability to utilize the net deferred tax assets, primarily consisting of net operating losses and credits which may be carried forward, before they expire. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust the recorded valuation allowance which could materially impact our financial position and results of operations. At April 30, 2003, our net deferred tax assets have been offset in full by a valuation allowance.

- We evaluate our long-lived assets, particularly our intangible asset relating to the strategic alliance with General Motors, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." We review our long-lived assets, which includes property, plant and equipment and identifiable finite-lived intangible assets, for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Factors we consider important which could trigger an impairment review include, but are not limited to, the following: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of our use of the acquired assets or the strategy for our overall business; significant negative industry or economic trends; and a significant decline in our stock price for a sustained period. An impairment would be recognized based on the difference between the fair value of the asset and its carrying value. Future events could cause us to conclude that impairment indicators exist and that long-lived assets may be impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

RESULTS OF OPERATIONS

YEARS ENDED APRIL 30, 2002 AND 2003

Net revenue and operating loss for our business for the years ended April 30, 2002 and 2003 were as follows:

	Revenue		Operating Loss	
	Year Ended April 30,		Year Ended April 30,	
	2002	2003	2002	2003
	(in thousands)			
Alternative Fuels	$19,014	$13,772	$(17,942)	$ (7,367)
Fuel Cell Systems	4,389	9,867	(12,943)	(1,471)
Advanced Research & Product Development	—	—	(8,804)	(2,428)
Corporate Expenses(1)	—	—	(3,209)	(7,070)
Total	$23,403	$23,639	$(42,898)	$(18,336)

(1) Represents corporate expenses not allocated to any of the reporting segments.

Net revenue increased $0.2 million, or 0.9%, from $23.4 million in fiscal year 2002 to $23.6 million in fiscal year 2003. Operating losses decreased by $24.6 million, or 57.3%, from $42.9 million in fiscal year 2002 to $18.3 million in fiscal year 2003. The decrease in loss was attributable to a $10.6 million decrease in the operating loss of the Alternative Fuels segment, a $11.5 million decrease in operating loss for the Fuel Cell Systems segment, and a $6.4 million decrease in the operating loss of the Advanced Research & Product Development segment, partially offset by a $3.9 million increase in the operating loss of the Corporate Expenses segment.

Alternative Fuels. Product sales decreased $4.3 million, or 27.7%, from $15.5 million in fiscal year 2002 to $11.2 million in fiscal year 2003. Product sales consist of sales associated with General Motors' mid-size automobiles, pickup trucks, and vans equipped with our bi-fuel and CNG fuel systems and General Motors' medium duty trucks equipped with dedicated liquid propane gas kits. The decrease in product sales for fiscal year 2003 was due to lower sales of General Motors' midsize automobiles, medium duty trucks and vans, partially offset by higher sales of pickup trucks. The medium duty truck alternative fuel platform was discontinued for model year 2002 and the midsize automobile was negatively impacted by lower demand, particularly from government fleets.

Cost of product sales decreased $10.3 million, or 40.2%, from $25.6 million in fiscal year 2002 to $15.3 million in fiscal year 2003. The decrease in cost of product sales was due to a $2.5 million decrease in manufacturing overhead mainly due to cost reductions, a $3.9 million decrease in material costs related to the lower sales volume, and a $3.9 million decrease in direct labor and other indirect production costs, including warranty reserve, inventory obsolescence, and freight charges. A provision for inventory obsolescence is made for each model year based on inventory levels necessary to provide for future warranty and service parts, as well as for parts that cannot be transferred to the next model year program. During fiscal year 2003, we completed four model year 2002 platforms and determined at the time of completion that excess inventory remained and, therefore, recorded an additional provision of $1.0 million.

Gross profits on product sales increased $6.0 million, or 59.4%, from a negative $10.1 million in fiscal year 2002 to a negative $4.1 million in fiscal year 2003, due to a 32.5% decrease in cost of product sales as a percentage of sales. Although our sales of alternative fuel vehicles generate material gross margin, these sales still generate negative gross profits due to lower than anticipated General Motors production quantities not fully covering overhead costs.

Contract revenue related to alternative fuels application development programs decreased $0.9 million, or 25.7%, from $3.5 million in fiscal year 2002 to $2.6 million in fiscal year 2003. The decrease is due to a decline in the number and scope of General Motors' alternative fuel developmental programs and due to the fact that many of these contracts are model year rollover programs which require less engineering time. Contract revenue is used primarily for system development and application engineering of our products under funded General Motors and other OEM contracts, and other funded contract work with state and federal agencies.

Research and development associated with cost of contract revenue included in the Alternative Fuels segment decreased $2.3 million, or 66.7%, from $3.6 million in fiscal year 2002 to $1.3 million in fiscal year 2003. The decrease is primarily due to the lower contract revenue, engineering efficiencies due to the model year rollover of the contracts and cost cutting measures instituted in the second and third quarters of fiscal year 2002.

Operating loss for the Alternative Fuels segment decreased by $10.6 million, or 58.7%, from $17.9 million in fiscal year 2002 to $7.4 million in fiscal year 2003. The decrease in loss was attributable to a $2.7 million decrease in research and development expenses, a $6.0 million decrease in negative gross profit on product sales, and a $3.0 million decrease in general and administrative expenses, which was partially offset by a $0.9 million decrease in contract revenue and a $0.2 million increase in sales and marketing expenses.

Fuel Cell Systems. Revenue increased by $5.5 million, or 125.0%, from $4.4 million in fiscal year 2002 to $9.9 million in fiscal year 2003. Product sales were $4.7 million in fiscal year 2003. There were no product sales in this segment during fiscal year 2002. Product sales consisted of sales associated with Toyota Motor Company's fuel cell SUV platform equipped with our hydrogen fuel metering and fuel storage systems. For fiscal year 2003, these product sales contributed $1.5 million in gross profit.

Contract revenue for the Fuel Cell Systems segment increased $0.8 million, or 18.2%, from $4.4 million in fiscal year 2002 to $5.2 million fiscal year 2003. The increase was due to our participation in new fuel cell system developmental programs for automotive OEM programs and hydrogen refueling systems. Contract revenue is used primarily for system development and application engineering of our products under funded OEM contracts, and other funded contract work with state and federal agencies.

Research and development associated with cost of contract revenue included in the Fuel Cell Systems segment increased $0.2 million, or 7.4%, from $2.7 million in fiscal year 2002 to $2.9 million in fiscal year 2003. The increase is primarily due to development efforts to support the customer-funded contracts.

Internally funded research and development expense for the Fuel Cell Systems segment decreased by $9.5 million, or 65.1%, from $14.6 million in fiscal year 2002 to $5.1 million in fiscal year 2003. The decrease in internally funded research and development primarily relates to a decrease in fuel storage, fuel delivery systems, and vehicle integration for fuel cell-related programs primarily due to cost cutting measures, and less significantly, to an increase in research and development funded under customer programs and a decrease in direct and indirect support costs. Internally funded research and development expense for the Fuel Cell Systems segment includes the amortization of our intangible asset. The amortization expense in fiscal year 2003 was approximately $1.2 million.

Operating loss for the Fuel Cell Systems segment decreased by $11.4 million, or 88.4%, from $12.9 million in fiscal year 2002 to $1.5 million in fiscal year 2003. The decrease in loss was attributable to a $9.2 million decrease in research and development expenses, a $1.5 million increase in gross profit on product sales, and a $0.8 million increase in contract revenue, partially offset by a $0.1 million increase in sales and marketing expenses.

Advanced Research & Product Development. Advanced research and product development expense decreased by $6.4 million, or 72.7%, from $8.8 million in fiscal year 2002 to $2.4 million in fiscal year 2003. The decrease in research and development primarily relates to a decrease in advanced engineering for component development work and support costs for vehicle integration activities primarily due to cost cutting measures instituted in the third and fourth quarters of fiscal year 2002.

Corporate Expenses. Corporate expenses increased by $3.9 million, or 121.9%, from $3.2 million in fiscal year 2002 to $7.1 million in fiscal year 2003. The fiscal year 2002 results reflect only the corporate allocation from IMPCO of $3.2 million for the fiscal year. The increase for fiscal year 2003 is due to additional corporate expenses necessary to support our business as a stand-alone company. In fiscal year 2002, we had expended more direct and indirect resources supporting research and development activities than on the traditional general and administrative support activities needed for a stand-alone company. In fiscal year 2003, we realigned these resources to support these more traditional general and administrative activities.

Interest Expense. Interest expense decreased $0.4 million for fiscal year 2003 compared to fiscal year 2002. The decrease is due to a recapitalization of our company as a result of the spin-off from IMPCO.

Interest Income. Interest income increased $0.1 million for fiscal year 2003 compared to fiscal year 2002. The increase is due to higher cash equivalent balances since the spin-off from IMPCO.

Provision for Income Taxes. Income tax expense remained flat due to our net losses during the period. A valuation allowance has been established for deferred tax assets due to our lack of earnings history. We expect that income tax expense for fiscal year 2004 will be the same as fiscal year 2003 as we expect to continue to incur operating losses during fiscal year 2004. The tax credits and net operating losses incurred through the date of the distribution remained with IMPCO.

YEARS ENDED APRIL 30, 2001 AND 2002

Net revenue and operating loss for our business for the years ended April 30, 2001 and 2002 were as follows:

	Revenue		Operating Loss	
	Year Ended April 30,		Year Ended April 30,	
	2001	2002	2001	2002
	(in thousands)			
Alternative Fuels	$22,595	$19,014	$ (3,929)	$(17,942)
Fuel Cell Systems	763	4,389	(15,171)	(12,943)
Advanced Research & Product Development	—	—	(8,023)	(8,804)
Corporate Expenses(1)	—	—	(3,117)	(3,209)
Total	$23,358	$23,403	$(30,240)	$(42,898)

(1) Represents corporate expenses not allocated to any of the reporting segments.

Net revenue remained flat at $23.4 million for fiscal year 2001 and fiscal year 2002.

Alternative Fuels. Product sales for the Alternative Fuels segment increased $0.1 million, or 0.7%, from $15.4 million in fiscal year 2001 to $15.5 million in fiscal year 2002. The slight increase in product sales was generated mainly by higher service parts sales. Product sales also increased slightly due to higher sales of General Motors vans, partially offset by lower sales of pickup trucks, midsize automobiles and medium duty trucks.

Cost of product sales increased $6.1 million, or 31.3%, from $19.5 million in fiscal year 2001 to $25.6 million in fiscal year 2002. The increase in cost of product sales was due to a $1.4 million increase in inventory reserves, of which $0.6 million was related to a "lower of cost-or-market" reserve for the General Motors pickup truck application and $0.5 million related to increases in the provision for obsolescence, $1.4 million in higher material cost related to product mix, a

$1.0 million increase in warranty reserves due to increased vehicle sales and higher warranty claims experienced, primarily in our medium duty truck applications, a $1.8 million increase in labor and manufacturing overhead mainly due to pre-production efforts associated with our fuel storage tanks, a $0.2 million increase in freight charges, and a $0.2 million increase in production related scrap. The "lower of cost-or-market" reserve on the General Motors pickup truck application is due to a fixed sales price and a higher than expected material cost. The higher than expected material cost is due to lower anticipated volumes and no firm sales commitment from General Motors. As such, once product is received for this application, we immediately reduce our inventory value to reflect the selling price of the application.

Gross profits on product sales decreased $6.1 million, or 152.5%, from a negative $4.0 million in fiscal year 2001 to a negative $10.1 million in fiscal year 2002 due to a $6.1 million increase in cost of product sales.

Contract revenue related to alternative fuels decreased $3.6 million, or 50.7%, from $7.1 million in fiscal year 2001 to $3.5 million in fiscal year 2002. The decrease is due to a decline in the number and scope of General Motors' alternative fuel developmental programs and due to the fact that many of these contracts are model year rollover programs which require less engineering time.

Research and development associated with cost of contract revenue included in the Alternative Fuels segment decreased $1.1 million, or 23.4%, from $4.7 million in fiscal year 2001 to $3.6 million in fiscal year 2002. The decrease is primarily due to the lower contract revenue and cost cutting measures instituted in the second and third quarters of fiscal year 2002. This decrease was partially offset by $1.3 million in cost overruns on the CNG pickup truck programs and the cancellation of the General Motors LPG pickup program.

Operating loss increased by $14.0 million, or 359.0%, from $3.9 million in fiscal year 2001 to $17.9 million in fiscal year 2002. The increase in loss was attributable to a $6.1 million decrease in gross profit on products sales, a $3.6 million decrease in contract revenue, a $2.8 million increase attributable to additional facilities and additional research and development support activities, a $2.0 million increase for legal and consulting services associated with the strategic alliance with General Motors and legal proceedings related to patent infringement, and a $0.8 million increase in general and administrative expenses, partially offset by a $1.0 million decrease in cost of contract revenue.

Fuel Cell Systems. Contract revenue for the Fuel Cell Systems segment increased by $3.6 million, or 450.0%, from $0.8 million in fiscal year 2001 to $4.4 million in fiscal year 2002. The increase is due to new OEM fuel cell system developmental programs for automotive and hydrogen refueling systems.

Research and development associated with cost of contract revenue included in the Fuel Cell Systems segment increased $1.8 million, or 200.0%, from $0.9 million in fiscal year 2001 to $2.7 million in fiscal year 2002. The increase is primarily due to development efforts to support customer-funded contracts.

Internally funded research and development expense for the Fuel Cell Systems segment increased by $1.5 million, or 11.5%, from $13.1 million in fiscal year 2001 to $14.6 million in fiscal year 2002. The increase in internally funded research and development primarily relates to an increase for fuel storage and fuel delivery systems for fuel cell-related programs and an increase in direct and indirect support costs.

Management's Discussion and Analysis Continued

Operating loss for the Fuel Cell Systems segment decreased by $2.3 million, or 15.1%, from $15.2 million in fiscal year 2001 to $12.9 million in fiscal year 2002. The decrease in loss was attributable to a $3.6 million increase in contract revenue and a $1.9 million decrease in general and administrative expenses, partially offset by a $3.2 million increase in research and development expenses.

Advanced Research & Product Development. Research and development expense increased by $0.8 million, or 10.0%, from $8.0 million in fiscal year 2001 to $8.8 million in fiscal year 2002. The increase relates to a $0.8 million increase in product application development support costs.

Corporate Expenses. Corporate expenses increased by $0.1 million, or 3.2%, from $3.1 million in fiscal year 2001 to $3.2 million in fiscal year 2002. The increase for fiscal year 2002 was mainly due to nonrecurring charges for legal and consulting services associated with our spin-off from IMPCO.

Operating losses increased by $12.7 million, or 42.1%, from $30.2 million in fiscal year 2001 to $42.9 million in fiscal year 2002. The increase was attributable to a $14.0 million increase in the operating loss of the Alternative Fuels segment, a $0.8 million increase in the loss of the Advanced Research & Product Development segment, and a $0.1 million increase in the loss of the Corporate Expenses segment, partially offset by a $2.3 million decrease in operating loss for the Fuel Cell Systems segment.

Interest Expense. Interest expense increased $484,275 from $4,167 in fiscal year 2001 to $488,442 in fiscal year 2002. The increase was due to a higher level of capital leases and the borrowing under our line of credit facility.

Provision for Income Taxes. Income tax expense increased slightly to $800 to record our minimum state income tax liability. No additional expense was charged due to our net losses during the period. A valuation allowance has been established for deferred tax assets due to our lack of earnings history. Income taxes in our financial statements have been calculated on a separate tax return basis.

LIQUIDITY AND CAPITAL RESOURCES

Prior to our spin-off from IMPCO, we used cash generated from IMPCO's operations, bank financings and investments from IMPCO to fund capital expenditures and research and development, as well as to invest in and operate our existing operations and new businesses. Until fiscal year 2002, we had been funded entirely from IMPCO in the form of equity investments. In fiscal year 2002, we became a co-borrower with IMPCO on a debt facility with Bank of America. On June 24, 2002, IMPCO amended its credit facility with Bank of America to remove us as a co-borrower under the line of credit and to release the pledge of our assets under the facility, effective upon completion of the distribution.

Prior to the distribution, IMPCO made an additional capital investment of $15.0 million in cash, plus an assumption of our debt facility of $8.6 million. As of April 30, 2003, we had no material indebtedness or commitments for capital expenditures.

In January 2003, we completed a public equity offering of an aggregate of 4,025,000 shares of our common stock at a price of $2.25 per share, which yielded net proceeds of $8.0 million after underwriting discounts and commissions and offering expenses.

We anticipate that we will require additional sources of financing to achieve commercialization of our products and technologies and to develop facilities for mass production of these products. These additional sources of financing may include bank borrowings or public or private offerings of equity or debt securities. We cannot assure you that such additional sources of financing will be available on acceptable terms, if at all.

We believe that our working capital will be adequate to meet our liquidity needs for fiscal year 2004.

Net cash used in operating activities was $13.1 million in fiscal year 2003 as compared to $34.5 million for fiscal year 2002. The decrease in cash used in operating activities resulted primarily from the net operating loss for fiscal year 2003 of $18.2 million as compared to the net operating loss of $43.4 million for fiscal year 2002. In addition, there was a decrease in cash used in operating activities due to a $3.6 million decrease in inventories in fiscal year 2003 compared to a $0.5 million increase in fiscal year 2002. The decrease in inventories is due to better inventory management and consolidation of parts being sold in production. Accounts payable decreased by $2.7 million during fiscal year 2003, primarily due to a $2.4 million final payment for legal services provided to us in connection with the distribution and spin-off, patent applications and litigation related to our patents.

Net cash used in investing activities in fiscal year 2003 was $0.9 million, a decrease of $2.5 million from fiscal year 2002. The decrease is a result of the completion of the initial expansion plans in the prior two fiscal years as well as a realigning of our investment priorities with our available liquidity.

Net cash provided by financing activities in fiscal year 2003 was $25.4 million as compared to $38.1 million for fiscal year 2002. This decrease was due to lower net advances from IMPCO and no borrowings under our previous line of credit, partially offset by a $15.0 million cash infusion from IMPCO and $8.0 million in net proceeds from our public equity offering, as compared to the prior year.

The ratio of current assets to current liabilities was 2.9:1 at April 30, 2003 and 0.8:1 at April 30, 2002. During fiscal year 2003, our total working capital increased by $18.9 million from a negative $3.4 million at the end of fiscal year 2002 to $15.5 million at the end of fiscal year 2003.

CONTRACTUAL OBLIGATIONS

The following table contains supplemental information regarding total contractual obligations as of April 30, 2003. The capital lease obligations are undiscounted and represent total minimum lease payments (see Note 9 of the Notes to Financial Statements).

	Payments due by Period				
Contractual Obligations	**Total**	**Less Than One Year**	**2-3 Years**	**4-5 Years**	**More Than 5 Years**
Capital Lease Obligations	$ 141,633	$ 141,633	$ —	$ —	$ —
Operating Lease Obligations	4,196,487	1,295,419	1,590,759	1,255,241	55,068
Employment Agreements	1,883,458	774,750	1,108,708	—	—
Total	$6,221,578	$2,211,802	$2,699,467	$1,255,241	$55,068

Research and Development Funding Commitment. Pursuant to the Corporate Alliance Agreement with General Motors, we committed to spend $4.0 million annually for specific research and development projects directed by General Motors to speed the commercialization of our fuel cell related products. While the commitment was waived by General Motors for calendar year 2002, there is no assurance that this commitment will be waived in the future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates due to our financing, investing and cash management activities. Specifically, our cash and cash equivalents are subject to fluctuations in interest rates. Based on our cash balance at April 30, 2003, a 1% decrease in interest rates would result in reduced annual interest income of approximately $110,000.

To date, we have not used any derivative financial instruments for the purpose of reducing our exposure to adverse fluctuations in interest rates. We are not a party to leveraged derivatives nor do we hold or issue financial investments for speculative purposes.

RECENT ACCOUNTING PRONOUNCEMENTS

In August of 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. We do not believe the effect of adopting SFAS 143, which is effective for fiscal years beginning after June 15, 2002, will have a significant effect on our financial position or results of operations.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Exit or Disposal Activities." SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The scope of SFAS 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002 but early application is encouraged. We have not initiated any exit or disposal activities during fiscal year 2003.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and assumptions. We use words such as "anticipate", "expect", "intend", "plan", "believe", "seek", "estimate" and variations of these words and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include, but are not limited to, the following: we have a history of operating losses and negative cash flow and anticipate that we will continue to incur operating losses for the foreseeable future; if we fail to achieve and to maintain profitability in the future, investors could lose confidence in the value of our stock, which could cause it to decline; we may need to raise additional capital in order to complete our product development and commercialization plans; we may be required to indemnify IMPCO for taxes arising in connection with the spin-off, and the tax characteristics of the spin-off may interfere with our ability to engage in desirable strategic transactions and issue our equity securities; the market price and trading volume of our common stock may be volatile; we may never be able to introduce commercially viable fuel storage, fuel delivery or electronic control products for fuel cell systems; a mass market for fuel storage, fuel delivery and electronic control systems for fuel cells may never develop or may take longer to develop than we anticipate; our revenue depends to a great extent on our relationships with and revenues from Toyota and General Motors and their commitment to the commercialization of fuel cell automotive markets; our business depends on the growth of the fuel cell and alternative fuel markets; users of gaseous alternative fueled or fuel cell powered vehicles may not be able to obtain fuel conveniently and affordably, which may adversely affect the demand for our products; we currently face and will continue to face significant competition, which could result in a decrease in our revenue; our business may be subject to product liability claims or product recalls, which could be expensive and could result in a diversion of management's attention; our business may become subject to future product certification regulations, which may impair our ability to market our products; new technologies could render our existing products obsolete; we depend on our intellectual property, and our failure to protect our intellectual property rights could adversely affect our future growth and success; if third parties claim that our products infringe their intellectual property rights, we may be forced to expend significant financial resources and management time and our operating results would suffer; we depend on relationships with strategic partners, and the terms and enforceability of many of these relationships are not certain; we have limited experience manufacturing fuel cell related systems on a commercial basis; we may not meet our product development or commercialization milestones; we depend on third-party suppliers for the supply of key materials and components for our products; we could lose or fail to attract the personnel necessary to run our business; our business could be harmed if we fail to meet OEM specifications; we may be subject to increased warranty claims due to longer warranty periods; labor disputes at OEM facilities could impact our business; changes in environmental policies could hurt the market for our products; and the development of uniform codes and standards for hydrogen fuel cell vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion. This list of factors is not intended to be exhaustive. Reference should also be made to the factors set forth from time to time in our SEC reports, including but not limited to those set forth in the section entitled Risk Factors in our Annual Report on Form 10-K for the year ended April 30, 2003. You should not place undue reliance on these forward-looking statements, which reflect our view only as of the date of this Report.

Balance Sheets

	April 30, 2002	April 30, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 177,414	$ 11,538,873
Accounts receivable less $40,000 allowance for doubtful accounts for each period	4,494,328	5,572,625
Inventories	9,626,616	6,025,902
Other current assets	87,713	364,385
Total current assets	14,386,071	23,501,785
Equipment and leasehold improvements, net	13,419,353	10,884,032
Intangible asset	—	15,319,480
Other assets	354,000	1,246,984
Total assets	$28,159,424	$ 50,952,281
LIABILITIES AND INVESTED AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,761,294	$ 4,036,960
Accrued liabilities	2,186,396	3,826,258
Line of credit	8,625,000	—
Current maturities of capital leases	188,832	138,794
Total current liabilities	17,761,522	8,002,012
Capital lease obligations, less current portion	127,355	—
Commitments and contingencies		
Invested equity and stockholders' equity:		
Invested equity	10,270,447	—
Preferred stock, par value $.001 per share, 15,000,000 shares authorized at April 30, 2002; 20,000,000 shares authorized at April 30, 2003; 0 issued and outstanding at April 30, 2002 and 2003	—	—
Series A common stock, $.001 par value, none authorized at April 30, 2002; 12,000,000 shares authorized at April 30, 2003; 0 issued and outstanding at April 30, 2002 and 2003	—	—
Series B common stock, $.001 par value, none authorized at April 30, 2002; 6,000,000 shares authorized at April 30, 2003; 0 issued and outstanding at April 30, 2002; 999,969 issued and outstanding at April 30, 2003	—	1,000
Common stock, $.001 par value, 35,000,000 authorized at April 30, 2002; 42,000,000 authorized at April 30, 2003; 1,000 issued and outstanding at April 30, 2002; 21,680,475 issued and outstanding at April 30, 2003	1	21,680
Additional paid-in-capital relating to common stock	99	56,437,797
Accumulated deficit	—	(13,510,208)
Total invested equity and stockholders' equity	10,270,547	42,950,269
Total liabilities and invested equity and stockholders' equity	$28,159,424	$ 50,952,281

See accompanying notes.

Statements of Operations

	Year Ended April 30,		
	2001	2002	2003
Net revenue:			
Product sales	$ 15,447,389	$ 15,517,198	$ 15,832,919
Contract revenue	7,910,540	7,886,097	7,806,486
Total revenue	23,357,929	23,403,295	23,639,405
Costs and expenses:			
Cost of product sales	19,452,343	25,581,284	18,471,425
Research and development	26,686,691	32,656,683	14,255,233
Selling, general and administrative	7,458,991	8,063,421	9,248,791
Total costs and expenses	53,598,025	66,301,388	41,975,449
Operating loss	(30,240,096)	(42,898,093)	(18,336,044)
Interest expense	4,167	488,442	114,178
Other income	—	9,555	253,561
Provision for income taxes	—	800	800
Net loss	$(30,244,263)	$(43,377,780)	$(18,197,461)
Basic and diluted loss per share		$ (3.07)	$ (1.00)
Number of shares used in the basic and diluted per share calculation		14,142,036	18,153,059

See accompanying notes.

Statements of Changes in Invested and Stockholders' Equity

	Invested Equity	Preferred Stock Shares	Preferred Stock Amount	Series A Common Stock Shares	Series A Common Stock Amount	Series B Common Stock Shares	Series B Common Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In-Capital Relating to Common Stock	Accumulated Deficit	Total Invested and Stockholders' Equity
Balance at April 30, 2000	$ 19,357,363											$19,357,363
Net transfers from IMPCO	34,878,507											34,878,507
Net loss	(30,244,263)											(30,244,263)
Balance at April 30, 2001	$ 23,991,607	—	—	—	—	—	—	—	—	—	—	$23,991,607
Net transfers from IMPCO	29,656,620											29,656,620
Issuance of common stock to IMPCO								1,000	1	99		100
Net loss	(43,377,780)											(43,377,780)
Balance at April 30, 2002	$ 10,270,447	—	—	—	—	—	—	1,000	$ 1	$ 99	—	$10,270,547
Net transfers from IMPCO prior to distribution	2,625,970											2,625,970
Net loss prior to distribution	(4,687,253)											(4,687,253)
Cash contribution from IMPCO upon distribution	15,000,000											15,000,000
Assumption of line of credit by IMPCO	8,625,000											8,625,000
Conversion of Invested Equity to Stockholders' Equity upon distribution	(31,834,164)							14,141,036	14,141	31,820,023		—
Issuance of Series A common stock	—			3,513,439	3,513					14,225,915		14,229,428
Issuance of warrants	—									163,875		163,875
Issuance of common stock	—							4,025,000	4,025	7,978,955		7,982,980
Conversion of Series A common stock	—			(3,513,439)	(3,513)			3,513,439	3,513			—
Issuance of Series B common stock	—					999,969	1,000			2,248,930		2,249,930
Net loss subsequent to distribution	—										(13,510,208)	(13,510,208)
Balance at April 30, 2003	$ —	—	$ —	—	$ —	999,969	$1,000	21,680,475	$21,680	$56,437,797	$(13,510,208)	$42,950,269

See accompanying notes.

Statements of Cash Flows

	Year Ended April 30,		
	2001	2002	2003
Cash flows from operating activities:			
Net loss	$(30,244,263)	$(43,377,780)	$(18,197,461)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,687,401	2,903,035	4,766,112
Non-cash restructuring charge	—	277,760	—
Non-cash stock compensation charge	—	—	163,875
Gain on disposal of equipment and leasehold improvements	—	—	(133,718)
Changes in operating assets and liabilities:			
Accounts receivable	(459,439)	5,196,869	(1,078,297)
Inventories	(393,395)	(500,618)	3,600,714
Other assets	(853,633)	850,656	(1,169,656)
Accounts payable	3,416,929	88,199	(2,724,333)
Accrued liabilities	1,087,652	35,973	1,639,862
Net cash used in operating activities	(25,758,748)	(34,525,905)	(13,132,902)
Cash flows from investing activities:			
Proceeds from sale of equipment and leasehold improvements	50,089	77,785	146,300
Purchases of equipment and leasehold improvements	(9,146,546)	(3,471,134)	(1,083,496)
Net cash used in investing activities	(9,096,457)	(3,393,349)	(937,196)
Cash flows from financing activities:			
Payments on capital lease obligations	(20,770)	(189,352)	(177,393)
Borrowing under line of credit	—	8,625,000	—
Net advances from IMPCO prior to distribution	34,878,507	29,656,721	2,625,970
Proceeds from issuance of common stock	—	—	7,982,980
Contributions from IMPCO upon distribution	—	—	15,000,000
Net cash provided by financing activities	34,857,737	38,092,369	25,431,557
Net increase in cash and cash equivalents	2,532	173,114	11,361,459
Cash and cash equivalents at beginning of year	1,768	4,300	177,414
Cash and cash equivalents at end of year	$ 4,300	$ 177,414	$ 11,538,873
Supplemental schedule of non-cash activity:			
Assets acquired under capital leases	$ 298,893	$ 227,415	$ —
Issuance of Series A and Series B common stock recorded as intangible asset	—	—	16,479,358
Assumption of line of credit by IMPCO	—	—	8,625,000
Conversion of owner's net investment to stockholders' equity	—	—	31,834,164
Issuance of warrants	—	—	163,875

See accompanying notes.

Notes to Financial Statements

1. BACKGROUND AND BASIS OF PRESENTATION

BACKGROUND

On July 23, 2002, IMPCO Technologies, Inc. (IMPCO) completed the distribution and spin-off of Quantum Fuel Systems Technologies Worldwide, Inc. (the Company) to its stockholders. The Company is focusing on enabling technologies for alternative propulsion and energy in emerging global markets. The Company provides hydrogen and compressed natural gas (CNG) handling and storage system technologies to manufacturers of fuel cell and internal combustion engines.

On October 13, 2000, the Company was incorporated in Delaware as a wholly-owned subsidiary of IMPCO. On the date of the distribution and spin-off, IMPCO distributed the stock of the Company to stockholders of IMPCO (the Distribution) based on a distribution ratio of one share of the Company's common stock for every share of IMPCO common stock outstanding on the record date. The Company's authorized capital stock consists of 20,000,000 shares of preferred stock, par value $0.001 per share, no shares issued and outstanding and 60,000,000 shares of common stock, par value $0.001 per share, 22,680,444 shares issued and outstanding. Of the 60,000,000 authorized shares of common stock, 12,000,000 are designated as Series A common stock and 6,000,000 are designated as Series B common stock.

On July 23, 2002, the date of the Distribution and spin-off, IMPCO distributed the stock of the Company to stockholders of IMPCO based on a distribution ratio of one share of the Company's common stock for every share of IMPCO common stock outstanding on the record date. In addition, IMPCO contributed $15 million in cash to the Company and assumed the Company's debt facility of $8.6 million on the date of distribution. Furthermore, as discussed in Note 6 and Note 11, immediately following the spin-off the Company issued 3,513,439 shares of its Series A common stock to General Motors (GM) in connection with a strategic alliance between the Company and General Motors. The Company's accumulated deficit of $13,510,208 represents its operating results from the Distribution date to April 30, 2003.

BASIS OF PRESENTATION

The financial statements include the Company, as well as certain assets, liabilities, and related operations that were transferred to the Company (the Contribution) from IMPCO. The financial statements include the historical operations transferred to the Company by IMPCO (the Company's Businesses). The Contribution was completed prior to the Distribution and resulted in a recapitalization of the Company.

The financial statements prior to the Distribution date have been derived from the financial statements and accounting records of IMPCO using the historical results of operations and historical basis of the assets and liabilities of the Company's Businesses. Management believes the assumptions underlying the financial statements are reasonable. However, the financial statements included herein may not necessarily reflect the Company's results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during those periods.

The financial statements prior to the Distribution date include allocations of certain IMPCO corporate headquarters' assets, liabilities, and expenses relating to the Company's Businesses that were transferred to the Company from IMPCO. General corporate overhead was allocated either based on the ratio of the Company's headcount to IMPCO's total headcount, on the Company's revenue as a percentage of IMPCO's total revenue, or specifically identified costs for the Company.

General corporate overhead primarily includes salary and expenses for the executive management, finance, legal, human resources, information services and investor relations departments and amounted to approximately $3,117,000, $3,209,000 and $0 in 2001, 2002 and 2003, respectively. Following the spin-off, the Company is performing these functions using its own resources or purchased services.

The financial statements prior to the Distribution date also include an allocation from IMPCO to fund a portion of the costs of research conducted by the Company. This allocation was based on management's determination of which corporate projects were related to the specific intellectual property that was transferred to the Company as part of the Contribution. This allocation amounted to approximately $5,601,000 for fiscal 2001. Beginning in fiscal year 2002, the Company satisfied its research requirements using its own resources or through purchased services.

IMPCO used a centralized approach to cash management and the financing of its operations. Cash deposits from the Company's Businesses were transferred to IMPCO on a regular basis and were netted against the owner's net investment account. As a result, none of IMPCO's cash or debt at the corporate level was allocated to the Company in the financial statements. Changes in invested equity represents any funding required from IMPCO for working capital, acquisition or capital expenditure requirements after giving effect to the Company's transfers to or from IMPCO of its cash flows from operations. Until May 2001, the Company had been funded by IMPCO with no debt obligations being transferred to the Company except for capital leases.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of conducting business. Prior to the Distribution date, the Company used cash generated from IMPCO's operations, bank financings and investments to fund capital expenditures and research and development, as well as to invest in and operate existing operations and new businesses. Until fiscal year 2002, the Company was funded entirely from IMPCO in the form of equity investments. In fiscal year 2002, the Company and IMPCO were co-borrowers of a $12 million Bank of America debt facility. Prior to the Distribution, IMPCO made an additional capital investment of $23.6 million into the Company, which consisted of the assumption of the $8.6 million outstanding under the debt facility plus a cash infusion of $15 million. On January 23, 2003, the Company completed a public equity offering of 3,500,000 shares of common stock at a price of $2.25 per share for $7.9 million in gross proceeds. The Company also granted the underwriters a 30-day option to purchase up to an additional 525,000 shares of common stock at the public offering price, less the underwriting discount, to cover any over-allotments. On January 31, 2003, the underwriters exercised their option to purchase 525,000 additional shares of common stock at a price of $2.25 per share for $1.2 million in gross proceeds.

It is currently anticipated that the Company will require additional sources of financing in order to capitalize on opportunities that management believes to exist in the emerging fuel cell market. These additional sources of financing may include bank borrowings or public or private offerings of equity or debt securities. No assurance can be given that such additional sources of financing will be available on acceptable terms, if at all. Without the additional financing, the Company will be required to delay, reduce the scope of and eliminate one or more of its research and development projects; significantly reduce its capital expenditures; and/or retrench its efforts to meeting short-term production goals. The Company's management believes that its existing working capital is sufficient to fund its planned operations through at least April 30, 2004.

Notes to Financial Statements Continued

INTEREST EXPENSE

The Company's financial statements include interest expense totaling $4,167, $488,442 and $114,178 in 2001, 2002 and 2003, respectively. Until 2001, the Company was funded entirely through investments from IMPCO, who for a significant portion of that period funded the Company from its operations or equity proceeds. It was management's intention of both companies that these advances were interest-free and would never be repaid. These advances were forgiven as part of the Distribution. The interest expense reflected in the statement of operations is due to the Company's capital lease obligations and, for the fiscal years ending April 30, 2002 and 2003, debt specifically entered into by the Company. Below is the detailed schedule of IMPCO's Invested Equity to the date of the Distribution (in thousands).

	Year Ended April 30,		Period from May 1 to July 23,
	2001	2002	2002
Balance at beginning of period	$ 19,357	$ 23,992	$ 10,270
Allocation of Costs from IMPCO	3,117	3,209	—
Net Intercompany Purchases (Sales)	76	127	1
Cash Transfers from IMPCO	31,686	26,320	26,250
Net loss	(30,244)	(43,378)	(4,687)
Conversion of Invested Equity to stockholders' equity(1)	—	—	(31,834)
Balance at end of period	$ 23,992	$ 10,270	$ —
Average balance	$ 22,825	$ 16,664	$ 21,053

(1) Invested Equity was converted to stockholders' equity as part of the Distribution on July 23, 2002.

INCOME TAXES

The Company's income taxes were calculated on a separate tax return basis for the period prior to the spin-off. However, IMPCO was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed as a stand-alone entity prior to the spin-off.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

RECLASSIFICATION

Certain reclassifications have been made to fiscal year 2002 amounts to conform to the fiscal year 2003 presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates include assessing the collectability of accounts receivable, the use and recoverability of inventory, the realization of deferred tax assets, useful lives for depreciation periods of tangible assets, provisions for warranty claims, among others. The markets for the Company's products are characterized by competition, technological development and new product introduction, all of which could impact the future realizability of the Company's assets. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue is recognized on product sales when goods are shipped in accordance with the Company's shipping terms and collectability is reasonably assured. Contract revenue for customer funded research and development is principally recognized by the percentage of completion method. Amounts expected to be realized on contracts are based on the Company's estimates of total contract value and costs at completion. These estimates are reviewed and revised periodically throughout the lives of the contracts. Percentage of completion is determined based on costs incurred as a percentage of total estimated costs at completion. Also, the Company includes the costs of shipping and handling, when incurred, in cost of goods sold.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to expense as incurred. Prior to the Distribution, this line item includes an allocation from IMPCO for the costs of research conducted by IMPCO (see Note 1). Equipment used in research and development with alternative future uses is capitalized and only the current period depreciation is charged to research and development.

CASH AND CASH EQUIVALENTS

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

The estimated fair values of cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their carrying value because of the short-term maturity of these instruments.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. The Company conducts a major portion of its business with a limited number of customers. For the past three years and for the foreseeable future, General Motors Corporation (and subsidiaries of General Motors) represents a significant portion of the Company's sales and outstanding accounts receivable. Credit is extended based upon an evaluation of each customer's financial condition, with terms consistent with those present throughout the industry. Typically, the Company does not require collateral from customers.

The Company may use derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest and foreign exchange rates. While these hedging instruments could be subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposures being hedged. The Company has not had any derivative financial instruments for any of the periods reported. The Company is not a party to leveraged derivatives and does not hold or issue financial instruments for speculative purposes.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method while market is determined by replacement cost for raw materials and parts and net realizable value for work-in-process and finished goods. The Company's business is subject to the risk of technological and design changes. The Company provides for obsolete or slow-moving inventory based on management's analysis of inventory levels and future sales forecasts at the end of each accounting period.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements are stated at historical cost. Depreciation of equipment is determined using a straight-line method over the assets' estimated useful lives ranging from three to seven years. Amortization of leasehold improvements, and equipment financed by the Company's capital lease facility or capital expenditure facility, is provided using the straight-line method over the shorter of the assets' estimated useful lives or the lease terms.

Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to current operations as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheets and any gain or loss is reflected in the statements of operations.

INTANGIBLE ASSET

The issuance of shares related to the Company's strategic alliance with General Motors has been recorded at the estimated fair market value on the date of the Distribution, in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," and EITF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services." The intangible asset was recorded in accordance with the consensus reached by the Emerging Issues Task Force during their November 2001 meeting with respect to EITF 00-18, "Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other than Employees." The intangible asset is carried at cost less accumulated amortization. The Company is amortizing the intangible asset, subject to periodic evaluations for impairment, over the ten-year term of the Corporate Alliance Agreement with General Motors.

WARRANTY COSTS

Estimated future warranty obligations related to certain products are provided by charges to operations on a per unit sold accrual rate in the period in which the related revenue is recognized. Estimates are based, in part, on historical experience.

IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," impairment losses are recorded on long-lived assets used in operations when an indicator of impairment (significant decrease in market value of an asset, significant change in extent or manner in which the asset is used or significant physical change to the asset) is present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company has not experienced any significant changes in the business climate or in the use of assets that would require the Company to write-down the value of the assets recorded in the balance sheet.

INCOME TAXES

Prior to the date of Distribution, the Company's operations have been included in IMPCO's consolidated income tax returns. Income tax expense in the Company's financial statements has been calculated on a separate tax return basis.

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Due to the Company's lack of history of earnings, the Company has established a valuation allowance for its deferred tax assets.

STOCK BASED COMPENSATION

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation," which established accounting and reporting standards for stock based compensation plans effective after fiscal year 1996. SFAS 123 encourages entities to adopt the fair-value method of accounting; however, it also allows an entity to continue to measure compensation cost using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25. Such entities who elect to remain on the "intrinsic value based" method must make certain pro forma disclosures as if the new fair value method had been applied. At this time, the Company has not adopted the recognition provision of SFAS 123, but has provided pro forma disclosures (see Note 11) as required by SFAS 123 and SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure."

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting For Stock Based Compensation—Transition and Disclosure." SFAS No. 148 amended SFAS No. 123 "Accounting For Stock-Based Compensation," to provide new guidance concerning the transition when a company changes from the intrinsic-value method to the fair-value method of accounting for employee stock-based compensation cost. As amended by SFAS No. 148, SFAS No. 123 also requires additional disclosure regarding such cost in annual financial statements and in condensed interim financial statements. The Company in its financial statements prepared as of April 30, 2003 adopted certain disclosure provisions of SFAS No. 148.

Notes to Financial Statements Continued

SFAS No. 123, as amended by SFAS No. 148, requires pro forma information regarding net income and net income per share to be disclosed for new options granted after fiscal year 1996. The fair value of these options was determined at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended April 30,		
	2001	2002	2003
Expected dividend yield	0.0%	0.0%	0.0%
Calculated volatility	0.683	0.801	1.245
Risk-free interest rate	5%	5%	3%
Expected life of the option in years	7.45	10.00	7.10

The estimated fair value of the options is amortized to expense over the options' vesting period for pro forma disclosures. The net income per share "pro forma" for the effects of SFAS 123, as amended by SFAS 148, is not indicative of the effects on reported net income/loss for future years. The Company's "reported" and "pro forma" information at April 30 is as follows:

	Year Ended April 30,		
	2001	2002	2003
Net loss, as reported	($30,244,263)	($43,377,780)	($18,197,461)
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(303,000)	(126,000)	(1,343,000)
Pro forma net loss	($30,547,263)	($43,503,780)	($19,540,461)
Net loss per share as reported—basic and dilutive		$(3.07)	$(1.00)
Net loss per share as adjusted—basic and dilutive		$(3.08)	$(1.08)
Number of shares used in the calculation of "pro forma" per share		14,142,036	18,153,059

The Financial Accounting Standards Board has also issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." The Interpretation addresses implementation practice issues in accounting for compensation costs under existing rules prescribed by Accounting Principles Board No. 25. The rules are applied prospectively to all new awards, modifications to outstanding awards and changes in grantee status after July 1, 2000, with certain exceptions. The Company considers the impact of these rules when adopting new stock option plans and when granting any options.

COMPREHENSIVE LOSS

Comprehensive loss would include, in addition to net loss, unrealized gains and losses excluded from the statements of operations and would be recorded directly into a separate section of invested equity on the balance sheet. These unrealized gains and losses are referred to as other comprehensive loss items. The Company had no items of other comprehensive loss, and hence there is no difference between the reported net loss and the comprehensive loss during the years ended April 30, 2001, 2002 and 2003.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In August of 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company does not believe the effect of adopting SFAS 143, which is effective for fiscal years beginning after June 15, 2002, will have a significant effect on the Company's financial position or results of operations.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Exit or Disposal Activities." SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The scope of SFAS 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002 but early application is encouraged. The Company has not initiated any exit or disposal activities during fiscal year 2003.

3. RELATED PARTY TRANSACTIONS

AGREEMENTS WITH IMPCO

For the years 2001, 2002, and 2003, respectively, the Company had $19,467, $29,316 and $93,862 of revenue for products and services sold to IMPCO. For the years 2001, 2002, and 2003, respectively, the Company had $95,683, $156,041 and $482,347 of products and services purchased from IMPCO. In connection with the Contribution and Distribution, the Company and IMPCO executed the Contribution and Distribution Agreement (the Contribution and Distribution Agreement), and certain related agreements that are summarized below. This summary is qualified in all respects by the terms of the Contribution and Distribution Agreement and such related agreements. On June 24, 2002, IMPCO amended its credit facility with Bank of America NT&SA in which IMPCO released the Company as a borrower under the line of credit.

Prior to the Distribution, each of the Company's executive officers served as an officer or employee of IMPCO and/or its other subsidiaries. In acting on the Company's behalf, these officers considered not only the short-term and long-term impact of operating decisions on its business, but also the impact of such decisions on the business of IMPCO. One of the Company's directors, Dale Rasmussen, remains employed by IMPCO and will continue to serve as IMPCO's Senior Vice President and Secretary.

CONTRIBUTION AND DISTRIBUTION AGREEMENT

The Company entered into a Contribution and Distribution Agreement with IMPCO that provides for, among other things, certain corporate transactions required to effect the Distribution and other arrangements among the Company and IMPCO subsequent to the Distribution. The agreement provided that IMPCO would transfer to the Company the assets constituting IMPCO's automotive OEM business. The agreement provides for, among other things, assumptions of liabilities and cross-indemnities designed to place financial responsibility on each of the Company and IMPCO for the liabilities of their respective business.

Under the agreement, if the Company or IMPCO act or fail to act in a manner which causes the Distribution to fail to qualify under Section 355 of the Internal Revenue Code or causes

Section 355(e) of the Internal Revenue Code to apply to the Distribution, the Company or IMPCO will indemnify the other for any tax liability arising from such failure or application.

The Company and IMPCO have agreed to a non-competition arrangement under the Contribution and Distribution Agreement whereby each party will be restricted from engaging in competitive activities with the other party for a period of three years. Each party will refrain from directly competing with the retained businesses of the other party in such other party's designated market (including such party's OEM market) and/or aftermarket and from engaging in business with specified competitors of the other party. Additionally, IMPCO will refrain from engaging in business with the Company's OEM customers specified in the agreement for a three-year period.

Under the Contribution and Distribution Agreement, IMPCO has retained rights to use, on a royalty-free basis, the existing technology for the Company's TriShield™ tanks, and to manufacture tanks using such technology, in certain markets, which include the automotive aftermarket, bus and truck aftermarket, the industrial aftermarket for vehicles with internal combustion engines, and the bus and truck and industrial OEM markets for vehicles with internal combustion engines. Subject to the non-competition restrictions discussed above, the Company will be free to commercialize its TriShield™ tanks in other markets, including the worldwide OEM market for Class 1 through 5 vehicles which are powered by fuel cell applications on an exclusive basis, the OEM market in the United States and Canada for Class 1 through 5 vehicles with internal combustion engines (other than diesel vehicles) on an exclusive basis and in all other countries on a non-exclusive basis, the worldwide OEM market in the United States and Canada for Class 6 vehicles on a non-exclusive basis, the worldwide market for components, systems and subsystems for fuel cell applications on an exclusive basis, the worldwide industrial OEM market for vehicles powered by fuel cell applications on an exclusive basis, and the worldwide industrial aftermarket for vehicles powered by fuel cell applications on an exclusive basis. Each party has a right to use the modifications and improvements made by the other party to such TriShield™ technology, if any, on a royalty-bearing basis at reasonable commercial rates in the designated market for such party. These rights will last for a minimum period of five years from the date of the Distribution.

The agreement also provides for a full release and discharge of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the date of the agreement, between or among the Company or any of its subsidiaries or affiliates, on the one hand, and IMPCO or any of its subsidiaries or affiliates other than the Company, on the other hand, except as expressly set forth in the agreement. The agreement also provides that, except as otherwise set forth therein or in any related agreement, all costs or expenses incurred in connection with the Distribution and not paid prior to the Distribution will be charged to and paid by the Company. Each party will pay its own expenses after the Distribution.

EMPLOYEE BENEFIT MATTERS AGREEMENT

The Company entered into an Employee Benefit Matters Agreement with IMPCO pursuant to which the Company agreed to create independent retirement and other employee benefit plans that are substantially similar to IMPCO's existing retirement and other employee benefit plans. Under the agreement and effective immediately after the Distribution, IMPCO transferred the assets and liabilities of its existing 401(k) retirement and other benefit plans related to the Company's employees to the comparable Company benefit plans. Generally, following the Distribution, IMPCO ceased to have any continuing liability or obligation to the Company's current employees and their beneficiaries under any of IMPCO's benefit plans, programs or practices.

Pursuant to the Employee Benefit Matters Agreement, all IMPCO stock options that were outstanding on the record date and that had not been exercised prior to the Distribution date were converted into two stock options: (i) an option to purchase the number of previously-unexercised IMPCO stock options as of the record date, and (ii) an option to purchase a number of shares of Quantum's common stock equal to the number of previously-unexercised IMPCO stock options times a fraction, the numerator of which is the total number of shares of Quantum's common stock distributed to IMPCO stockholders in the Distribution and the denominator of which is the total number of IMPCO shares outstanding on the record date for the Distribution.

TAX ALLOCATION AND INDEMNIFICATION AGREEMENT

The Company and IMPCO entered into a Tax Allocation and Indemnification Agreement, which allocates tax liabilities between the Company and IMPCO and addresses certain other tax matters such as responsibility for filing tax returns and the conduct of audits and other tax proceedings for taxable periods before and after the Distribution date. IMPCO will be responsible for and will indemnify the Company against all tax liabilities relating to the assets and entities that constitute IMPCO and its subsidiaries, and the Company will be responsible for and will indemnify IMPCO against all tax liabilities relating to the assets and entities that constitute the Company's business. In addition, the Company generally will indemnify IMPCO for all tax liabilities arising if the contribution is not tax-free, other than tax liabilities arising in connection with the Company's assumption of certain IMPCO liabilities.

TRANSITION SERVICES AGREEMENT

The Company entered into a Transition Services Agreement with IMPCO pursuant to which IMPCO provided the Company with various administrative services. Those services included employee benefits administration, affirmative action and immigration administration, and payroll processing. The Company paid fees to IMPCO for services provided in amounts based on IMPCO's loaded costs incurred in providing such services. This agreement expired on January 23, 2003; however, IMPCO continues to share certain investor relations services with the Company. Since the Company's spin-off from IMPCO, an officer of IMPCO has provided these investor relations services to the Company, for which it has made payments to IMPCO of an aggregate $213,569 for salary, overhead and related expenses. Of this amount, the officer has received $75,000 from IMPCO as a portion of the officer's annual salary from IMPCO. The officer is also a member of the Company's board of directors.

STRATEGIC ALLIANCE AGREEMENT

The Company entered into a Strategic Alliance Agreement with IMPCO pursuant to which it will work with IMPCO in identifying and conducting research and development programs of mutual interest. As part of such research and development activities, the Company may develop, solely or jointly with IMPCO, technology that is owned solely by the Company or jointly with IMPCO. The other purpose of this relationship is to provide IMPCO access to the Company's advanced technologies, including the CNG storage tanks, fuel injectors, in-tank regulators and other products for use in automotive, bus and truck and industrial aftermarket applications and in the bus and truck and industrial OEM markets.

AGREEMENTS WITH GENERAL MOTORS

The Company has entered into a strategic alliance with General Motors Corporation regarding the development of fuel cell systems. Under the terms of the strategic alliance, General Motors acquired shares of stock representing 19.9% of the Company's issued and outstanding capital stock following the Distribution. The Company entered into the agreements described below with General Motors in connection with the alliance. The following description is a summary of the terms of the referenced agreements.

CORPORATE ALLIANCE AGREEMENT

The Corporate Alliance Agreement between the Company and General Motors serves to formalize the two companies' agreement to work together to advance and commercialize, on a global basis, fuel cell systems and the market for fuel cells to be used in transportation, mobile, stationary and portable applications. The Corporate Alliance Agreement became effective upon the Distribution and has a term of ten years. The agreement provides that:

- General Motors is obligated to actively support, endorse and recommend the Company to its customer base;
- General Motors will assist and provide guidance with respect to the Company's directed research and development of fuel cell applications;
- the Company will appoint one individual nominated by General Motors to the board of directors prior to or promptly after the Distribution, and thereafter during the term of the agreement the Company will continue to nominate one individual designated by General Motors to the proposed slate of directors to be presented to the stockholders as necessary for General Motors to retain one seat on the board of directors;
- General Motors will be entitled to appoint an "ex-officio" board member with non-voting capacity during the term of the agreement;
- the Company committed to spend $4.0 million annually for specific research and development projects directed by General Motors to speed the commercialization of the Company's fuel cell related products; and
- beginning three years after the effective date of the agreement, the Company will pay General Motors a percentage of gross revenue derived from sales of applications developed under the strategic alliance.

The Company retains the ownership of its existing technology and it and General Motors will jointly own technology that is jointly created under the alliance. The Company is free to use jointly created technologies in certain aspects of its business but will be required to share revenue with General Motors on fuel cell system-related products that are sold to General Motors or third parties. Under the agreement, General Motors has a right of first refusal in the event that the Company proposes to sell, or otherwise transfer its fuel cell-related intellectual property contemplated under the Corporate Alliance Agreement. In the event that the Company decides to discontinue operations or is deemed insolvent, General Motors has the right to purchase the intellectual property contemplated under the Corporate Alliance Agreement at a price to be determined by an independent appraisal firm approved by both the Company and General Motors.

STOCK TRANSFER AGREEMENT

The Company entered into a Stock Transfer Agreement pursuant to which it agreed to issue to General Motors shares of Series A common stock representing 19.9% of the Company's total issued and outstanding capital stock after the Distribution. The Company issued the Series A common stock immediately following the Distribution. The Series A common stock automatically converted into common stock upon the closing of the Company's public offering of common stock in January 2003.

The Company also agreed that, subject to limited exceptions, it would not issue any stock in a private placement transaction without the prior written consent of General Motors.

REGISTRATION RIGHTS AGREEMENT

The Company entered into a Registration Rights Agreement with General Motors pursuant to which General Motors may demand that the Company file a registration statement under the Securities Act, covering some or all of the common stock General Motors would receive upon conversion of its Series A common stock. General Motors may make this demand any time after the earlier of three years following the Distribution or six months after the effective date of the Company's first registration statement for a public offering of its securities to the general public, which was January 16, 2003. The Company is not required to effect more than two demand registrations nor is the Company required to effect a registration if the requested registration would have an aggregate offering price to the public of less than $20 million. In an underwritten offering, the managing underwriter of any such offering has the right to limit the number of registrable securities to be included in the registration statement.

General Motors also has "piggyback" registration rights. If the Company proposes to register any of its equity securities under the Securities Act, other than pursuant to the demand registration rights described above or certain excluded registrations, General Motors may require the Company to include all or a portion of its registrable securities in the registration and in any related underwriting. Further, if the Company is eligible to effect a registration on Form S-3, General Motors may demand that the Company file a registration statement on Form S-3 covering all or a portion of General Motors' registrable securities, provided that the registration has an aggregate offering price of at least $10 million. The Company will not be required to effect more than two such registrations in any twelve month period. In general, the Company will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions. The Company also agreed to take such reasonable actions as are necessary to make Rule 144 available to General Motors for the resale of its registrable securities without registration under the Securities Act.

MASTER TECHNICAL DEVELOPMENT AGREEMENT

Under the terms of the Master Technical Development Agreement with General Motors, the Company has agreed to work with General Motors to facilitate the integration, interface, and optimization of General Motors' fuel cell systems with Quantum's gaseous fuel storage and handling modules. To that end, the agreement provides for the establishment of joint Quantum/General Motors technical teams to implement statements of work with respect to the development of fuel cell applications. In addition, the agreement provides that both the Company and General Motors will license their fuel cell-related technologies to each other for the purpose of developing, manufacturing and selling the fuel cell applications developed under the strategic alliance.

4. INVENTORIES

Inventories consist of the following:

	April 30, 2002	April 30, 2003
Inventories:		
Materials and parts	$ 8,483,374	$ 4,812,341
Work-in-process	206,921	29,896
Finished goods	3,467,262	2,961,685
	12,157,557	7,803,922
Less provision for obsolescence	(2,530,941)	(1,778,020)
Net inventories	$ 9,626,616	$ 6,025,902

5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consist of the following:

	April 30, 2002	April 30, 2003
Equipment and leasehold improvements:		
Dies, molds and patterns	$ 2,676,538	$ 2,917,795
Machinery and equipment	6,462,513	8,525,905
Office furnishings and equipment	7,145,671	7,558,287
Automobiles and trucks	121,979	101,144
Leasehold improvements	2,460,714	2,521,888
Capitalized machinery and equipment	623,358	623,358
Construction in progress	1,967,735	276,048
	21,458,508	22,524,425
Less accumulated depreciation and amortization	(8,039,155)	(11,640,393)
Net equipment and leasehold improvements	$13,419,353	$ 10,884,032

6. INTANGIBLE ASSET

In connection with the Company's strategic alliance with General Motors, the Company issued 3,513,439 shares of its Series A common stock to General Motors on July 24, 2002. This issuance has been recorded at the estimated fair market value on the date of the Distribution of approximately $14.2 million, in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," and EITF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services." The intangible asset was recorded in accordance with the consensus reached by the Emerging Issues Task Force during their November 2001 meeting with respect to EITF 00-18, "Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other than Employees."

Pursuant to the terms of the Company's Amended and Restated Certificate of Incorporation, upon the completion of the Company's January 2003 public equity offering, all of the 3,513,439 shares of the Company's outstanding Series A common stock held by General Motors converted automatically into shares of the Company's common stock on a one-for-one basis, and the

Company issued to General Motors an aggregate of 999,969 shares of its non-voting Series B common stock. The issuance of the Series B common stock has been recorded as additional consideration related to the strategic alliance between the companies at the estimated fair market value on the date of the public offering of approximately $2.2 million. As a result, the intangible asset recorded in connection with the Company's issuance of Series B common stock to General Motors has been increased by $2.2 million.

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective May 1, 2002. SFAS 142 requires that intangible assets other than goodwill be amortized over their useful lives. Accordingly, the Company is amortizing the intangible asset, subject to periodic evaluations for impairment, over the ten-year term of the Corporate Alliance Agreement with General Motors.

On May 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-lived Assets to be Disposed Of." Accordingly, the intangible asset will be reviewed on an annual basis for impairment or on a more frequent basis if events or circumstances change that might indicate that impairment exists. In accordance with the requirements of SFAS 144, the Company believes that no event or circumstance currently exists that would indicate impairment of this asset.

The amortization expense during the fiscal year 2003 was approximately $1.2 million. The expected amortization expense for the next five full fiscal years is as follows:

	Amortization Expense
2004	$1,659,778
2005	1,659,778
2006	1,659,778
2007	1,659,778
2008	1,659,778
Thereafter	7,020,590

7. OTHER ASSETS

Other assets consist of the following:

	April 30, 2002	April 30, 2003
Other Assets:		
Acquisition costs	$ —	$1,156,811
Leased facility security deposits	354,000	90,173
Net equipment and leasehold improvements	$354,000	$1,246,984

Notes to Financial Statements Continued

8. INCOME TAXES

Income taxes in the Company's financial statements have been calculated on a separate tax return basis. The following table presents the principal reasons for the difference between the effective tax rate and the federal statutory income tax rate:

	Year Ended April 30,		
	2001	2002	2003
Income tax benefit at U.S. statutory rates	(34.0)%	(34.0)%	(34.0)%
State and local income taxes, net of federal benefit	(5.9)%	(5.9)%	(6.0)%
Net operating losses and research and development credits retained by IMPCO	35.1%	35.0%	10.3%
Other	3.6%	4.0%	4.5%
Valuation allowance	1.2%	0.9%	25.2%
	0.0%	0.0%	0.0%

The following table presents the federal and state and local provision for income taxes on a separate tax return basis:

	April 30,		
	2001	2002	2003
Current:			
Federal	$ —	$ —	$ —
State and local	—	—	—
Deferred:	—	—	—
Federal	300,000	359,000	4,100,000
State and local	53,000	63,000	724,000
	353,000	422,000	4,824,000
Less: Change in valuation allowance	(353,000)	(422,000)	(4,824,000)
Subtotal	—	—	—
Income tax benefit	$ —	$ —	$ —

The components of deferred tax assets and liabilities are as follows:

	April 30,		
	2001	2002	2003
Deferred income tax assets:			
Accrued compensation	$ 246,000	$ 144,000	$ 170,000
Accrued warranty	166,000	500,000	488,000
Inventory	457,000	1,041,000	779,000
Allowance for doubtful accounts	16,000	16,000	16,000
Net operating loss carryforward	—	—	5,384,000
	885,000	1,701,000	6,797,000
Less: Valuation allowance	(674,000)	(1,096,000)	(5,920,000)
Total deferred income tax assets	211,000	605,000	877,000
Deferred income tax liabilities:			
Equipment and leasehold improvements	(211,000)	(605,000)	(877,000)
Total deferred tax liabilities	(211,000)	(605,000)	(877,000)
Net deferred tax (liabilities) assets	$ —	$ —	$ —

The Company has a net operating loss carryforward of approximately $13.5 million, expiring in 2024. The tax credits and net operating losses generated prior to the spin-off are retained by IMPCO. The Company has established a valuation allowance for deferred tax assets due to the lack of earnings history.

9. COMMITMENTS AND CONTINGENCIES

LEASES

The Company has certain non-cancelable operating leases for facilities and equipment, and non-cancelable capital leases for machinery, equipment and motor vehicles. Future minimum lease commitments under non-cancelable leases at April 30, 2003 are as follows:

	Lease Obligations	
	Capital	Operating
2004	$141,633	$1,295,419
2005	—	961,035
2006	—	629,724
2007	—	622,879
2008	—	632,362
Thereafter	—	55,068
Total minimum lease payments	$141,633	$4,196,487
Less imputed interest	2,839	
Present value of future minimum lease payments, current	$138,794	

Total rental expense under the operating leases for fiscal years ended April 30, 2001, 2002, and 2003 was approximately $1.8 million, $2.4 million and $1.4 million, respectively. These leases are non-cancelable and certain leases have renewal options and escalation clauses.

ROYALTIES

The Company has entered into contracts under which it is required to pay royalties for products sold using certain technologies covered by these contracts. No royalty expense was incurred under these contracts for any of the periods reported in the financial statements.

CONTINGENCIES

The Company is currently subject to certain legal proceedings and claims arising in the ordinary course of business. Management does not believe that the outcome of any of these matters will have a materially adverse effect on the Company's financial statements.

INVESTMENT AND TAX SAVINGS PLAN

Prior to the spin-off from IMPCO, the Company participated in IMPCO's Investment and Tax Savings Plan. Following the spin-off, the Company offers the Quantum Investment and Tax Savings Plan, which is similar to the plan offered by IMPCO. Quantum's Investment and Tax Savings Plan (the Plan) is a defined contribution plan, which is qualified under Internal Revenue Service Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. All employees who are at least age twenty-one or older are eligible to participate in the Plan on the first day of employment with the Company. Employees of the Company who elect to participate in the Plan may contribute into the Plan not less than 1% nor more than 15% of compensation. The Company's matching contributions are discretionary and match elective salary deferrals up to 3% of compensation. Approximately 66% of eligible employees were enrolled in the IMPCO 401(k) plan at April 30, 2003. Contributions attributable to the Company approximated $308,000, $333,000 and $210,000 for fiscal years ended 2001, 2002 and 2003, respectively.

EMPLOYMENT AGREEMENTS

The Company has entered into employment agreements with its Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer for a term of three consecutive twelve month periods, which provide for an annual base salary and severance obligations in the amount equivalent to the annual base salary. The Company's obligation under the terms of these agreements over the next twelve-month period is approximately $775,000. The Company's obligation beyond the next twelve-month period is approximately $1.1 million.

GENERAL MOTORS DIRECTED RESEARCH & DEVELOPMENT EXPENSES

Pursuant to the Corporate Alliance Agreement with General Motors, the Company has committed to spend $4.0 million annually for specific research and development projects directed by General Motors to speed the commercialization of the Company's fuel cell related products. While the commitment has been waived by General Motors for calendar year 2002, there is no assurance that this commitment will be waived in the future.

COMBINATION WITH GLOBAL THERMOELECTRIC (GLOBAL)

On April 8, 2003, the Company entered into a Combination Agreement with Global Thermoelectric Inc. to combine Global with the Company in a share-for-share exchange pursuant to a Plan of Arrangement to be submitted to the Court of Queen's Bench of Alberta, Canada for approval. If all approvals are received and the Combination is completed, Global common shareholders (other than dissenting shareholders) will receive Quantum common stock for each Global common share outstanding in accordance with the exchange ratio fixed pursuant to the terms of the Combination Agreement. If the Combination Agreement is terminated, depending on the termination event, the Company may be required to pay Global a termination fee of either $2.0 million or $900,000 for Global's out-of-pocket expenses incurred in connection with the Combination Agreement, or Global may be required to pay the Company a termination fee of either $2.0 million or $900,000 for the Company's out-of-pocket expenses incurred in connection with the Combination Agreement. Under certain circumstances upon termination of the agreement, there may be no termination fee payable by either party.

10. EARNINGS PER SHARE

The Company computes net loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," and SEC Staff Accounting Bulletin ("SAB") No. 98. Under the provisions of SFAS No. 128, basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period.

Under the provisions of SAB No. 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented.

The Company initially issued 1,000 shares to IMPCO for nominal consideration. Prior to the spin-off, the Company declared a stock split to increase the number of shares outstanding to 14,142,036 shares of common stock in order to match the number of shares outstanding of IMPCO's common stock. In July 2002, IMPCO's Board of Directors declared a 1-for-1 stock dividend whereby every shareholder of IMPCO Common Stock received a corresponding share of the Company's common stock. On July 24, 2002, the Company issued 3,513,439 shares of Series A common stock to General Motors. The Company considers common equivalent shares from the exercise of stock options and warrants in the instance where the shares are dilutive to net income of the Company by application of the treasury stock method. The effects of stock options and warrants were anti-dilutive for all periods presented.

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended April 30,	
	2002	2003
Numerator:		
Net loss	$(43,377,780)	$(18,197,461)
Numerator for basic earnings per share—loss to common stockholders	$(43,377,780)	$(18,197,461)
Numerator for diluted earnings per share—loss to common stockholders	$(43,377,780)	$(18,197,461)
Denominator for basic earnings per share—weighted-average shares	14,142,036	18,153,059
Denominator for diluted earnings per share—adjusted weighted-average shares	14,142,036	18,153,059
Basic loss per share	$ (3.07)	$ (1.00)
Diluted loss per share	$ (3.07)	$ (1.00)

For fiscal years ended April 30, 2002, and 2003 options to purchase approximately 1,377,000 and 2,403,000 shares, respectively, of common stock were excluded in the computation of diluted net income per share, as the effect would be anti-dilutive. For the fiscal year ended April 30, 2003, 100,000 stock warrants were also excluded in the computation of diluted net income per share, as the effect would be anti-dilutive.

11. STOCKHOLDERS' EQUITY

AUTHORIZED CAPITAL STOCK

The Company has authority to issue a total of 80,000,000 shares of all classes of stock, of which 20,000,000 may be shares of preferred stock and 60,000,000 may be shares of common stock. Of those shares of common stock, 12,000,000 are designated as Series A common stock and 6,000,000 are designated as Series B common stock. On February 11, 2002, the Company issued 1,000 shares of common stock to IMPCO for $100.

QUANTUM COMMON STOCK

Holders of the Company's common stock are entitled to one vote for each share on all matters voted on by stockholders. Holders of common stock do not have cumulative voting rights in the election of directors.

Notes to Financial Statements Continued

Holders of the Company's common stock do not have subscription, redemption or conversion privileges. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of the Company's common stock will be entitled to participate ratably in dividends the Company's common stock as declared by the board of directors. Holders of common stock will be entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of the Company, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock. No holder of any capital stock of the Company authorized at the distribution date will have any preemptive right to subscribe for or purchase any securities of any class or kind of the Company.

SERIES A COMMON STOCK

As part of the strategic alliance with General Motors, the Company agreed to issue to General Motors, and General Motors agreed to acquire, that number of shares of the Company's Series A common stock, $0.001 par value per share, which, when combined with all shares of capital stock of the Company then issued and outstanding, would equal 19.9% of the issued and outstanding shares of the capital stock of the Company. Immediately following the Distribution, the Company issued 3,513,439 shares of its Series A common stock to General Motors. Upon the closing of the Company's initial public offering in January 2003, the outstanding shares of Series A common stock automatically converted into an equal number of shares of common stock. Holders of the Company's Series A common stock had the same voting rights as holders of the Company's common stock.

The Series A common stock included certain anti-dilution rights, by which in the event the Company effected any other issuance of additional shares of common stock (including any shares issued in an initial public offering of the Company's securities, but excluding shares or options issued pursuant to a board-approved stock option or equity incentive plan), the holders of Series A common stock would receive shares of non-voting Series B common stock in an amount that will cause the issued and outstanding Series A and Series B common stock, taken together, to equal 19.9% of the issued and outstanding shares of all series of the Company's common stock (excluding shares issued pursuant to a board-approved stock option or equity incentive plan). As a result of the conversion of the Series A common stock in connection with the Company's initial public offering, General Motors no longer has anti-dilution rights.

SERIES B COMMON STOCK

Shares of the Company's Series B common stock are not entitled to vote on any matters voted on by stockholders except as otherwise specifically required by law. In the event the Company issues additional shares of common stock as a dividend or other distribution on the Company's outstanding common stock, or a subdivision or combination of the Company's common stock into a smaller or greater number of shares, the number of shares of Series B common stock will be adjusted to that number of shares of Series B common stock that is equal to the percentage of all outstanding shares of all series of the Company's common stock (excluding shares issued pursuant to a board-approved stock option or equity incentive plan) that the holders of Series B common stock held prior to such event. Upon the transfer of any of the outstanding shares of Series B common stock to any person or entity that is not controlled by or under common control with General Motors, the transferred shares of Series B common stock will convert into an equal number of shares of the Company's common stock. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of the Company's Series B common stock will be entitled to participate ratably in dividends on the Company's common stock as declared by the Company's board of directors. Holders of the Company's Series B common stock will be entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of the Company, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock.

PREFERRED STOCK

The Company's charter authorizes the board of directors, without any vote or action by the holders of the Company's common stock, to issue up to 20,000,000 shares of preferred stock from time to time in one or more series. The Company's board of directors are authorized to determine the number of shares and designation of any series of preferred stock and the dividend rights, dividend rate, conversion rights and terms, voting rights (full or limited, if any), redemption rights and terms, liquidation preferences and sinking fund terms of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the Nasdaq National Market or other organizations on whose systems the Company's stock may then be quoted or listed. Depending upon the terms of preferred stock established by the Company's board of directors, any or all series of preferred stock could have preference over the Company's common stock with respect to dividends and other distributions and upon liquidation of the Company. Issuance of any such shares with voting powers, or issuance of additional shares of the Company's common stock, would dilute the voting power of the Company's outstanding common stock. The Company has no present plans to issue any preferred stock.

WARRANTS

In connection with the Contribution and Distribution Agreement with IMPCO, the Company agreed to issue warrants to purchase shares of the Company's common stock to holders of outstanding IMPCO warrants as of the Distribution date. Holders of unexercised IMPCO warrants will be entitled to receive a warrant to purchase one share of the Company's common stock for each share of IMPCO common stock covered by such holder's warrant that was outstanding as of the Distribution record date. The exercise prices of the existing IMPCO warrants and the new warrants the Company will issue to IMPCO warrant holders will be calculated in the same manner as the IMPCO options described below. The other terms of the new warrants the Company will issue to IMPCO warrant holders will be substantially the same as the IMPCO warrants to which they relate. Based on the IMPCO warrants outstanding at July 23, 2002, the Company expects to issue warrants to purchase an aggregate of 300,000 shares of the Company's common stock at an exercise price of $5.83 per share. As of April 30, 2003, these warrants have not yet been issued.

The Company issued an additional 100,000 warrants to purchase shares of the Company's common stock to a consulting firm on August 27, 2002 for services related to investor relations. These warrants were issued at an exercise price of $5.10 with a four-year term. The Company recorded expense during the fiscal year 2003 of approximately $164,000 in connection with the issuance of these warrants. The Company values the warrants at fair value (in accordance with FASB Statement No. 123, "Accounting for Stock Based Compensation") based on a Black-Scholes fair value calculation. The warrants were valued at date of grant and are re-measured at fair value at each subsequent reporting period, and changes in value are recorded over the performance period.

STOCK OPTIONS

The Company has adopted a stock incentive plan with a maximum number of shares available for grant of options to purchase up to 3,500,000 shares of the Company's common stock. In connection with the spin-off from IMPCO, each IMPCO option holder received one option to purchase

Notes to Financial Statements Continued

Quantum stock for every IMPCO option held at the record date. The exercise price of both the IMPCO and Quantum stock options was adjusted based on the relative market values of the common stock of both companies on the first trading day following the spin-off. All vesting schedules remain the same and the option holders will not be required to exercise their options concurrently. Accordingly, the adoption of the Company's stock option plan did not give rise to a compensation charge. As of the Distribution date, 1,315,468 options were granted out of the Company's 2002 Stock Incentive Plan to IMPCO stock option holders.

During the second quarter of fiscal year 2003, the Company granted stock options to all full-time employees. The options vest 25% annually for four years. The option exercise price was based on the market price on the day of the grant.

IMPCO had stock option plans that provided for the issuance of options to key employees and directors of the Company at the fair market value at the time of grant. Options under the plans generally vested in four or five years and are generally exercisable while the individual is an employee or a director, or ordinarily within one month following termination of employment. In no event may options be exercised more than ten years after date of grant. The exercise price of the IMPCO options granted equaled the market price of the IMPCO stock on the grant date. Below is a summary of activity of the IMPCO options prior to the Distribution.

	Number of Shares	Weighted Average Exercise Price
Options outstanding at April 30, 2000	1,321,931	$3.84
Options granted	416,453	5.72
Options exercised	(97,572)	3.97
Options forfeited	(46,047	6.90
Options outstanding at April 30, 2001	1,594,765	$4.23
Options granted	232,000	4.84
Options exercised	(328,459)	3.52
Options forfeited	(120,826)	5.18
Options outstanding at April 30, 2002	1,377,480	$4.35
Shares exercisable at April 30, 2001	774,889	$3.67
Shares exercisable at April 30, 2002	666,623	$3.77

Below is a summary of activity of the Quantum options since the Distribution.

	Number of Shares	Weighted Average Exercise Price
Options outstanding upon Distribution at July 23, 2002	1,315,468	$4.31
Options granted	1,210,500	3.60
Options exercised	—	—
Options forfeited	(123,099)	3.95
Options outstanding at April 30, 2003	2,402,869	$3.97
Shares exercisable at April 30, 2003	839,362	$3.93

The following table sets forth summarized information with respect to stock options outstanding and exercisable at April 30, 2003:

Exercise Price Range	Outstanding			Exercisable	
	Number of Shares	Average Life	Average Price	Number of Shares	Average Price
$1.96 to $2.95	129,111	4.4	$2.47	89,111	$2.57
$2.95 to $3.93	1,553,953	7.6	3.58	447,453	3.42
$3.93 to $4.91	496,858	7.2	4.76	149,278	4.67
$4.91 to $5.89	148,504	3.3	5.24	123,744	5.16
$5.89 to $6.87	59,243	7.8	6.29	23,696	6.29
$8.84 to $9.82	15,200	7.3	9.82	6,080	9.82
	2,402,869			839,362	

At April 30, 2003, there were 1,097,131 options available for grant.

The Company has elected to account for its employee stock options using the intrinsic method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for employee stock options. No compensation expense is recorded under APB 25 because the exercise price of the Company's employee common stock options equals the market price of the underlying common stock on the grant date.

12. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

BUSINESS SEGMENTS

The Company's business operations are classified into four reporting segments: the Alternative Fuels division, Fuel Cell Systems division, Advanced Research & Product Development and Corporate Expenses. The Alternative Fuels division generates revenue through the sale of compressed natural gas ("CNG") and propane ("LPG") fuel storage, fuel delivery and electronic control systems to OEMs, primarily General Motors, and the installation of the Company's products into OEM vehicles. The Alternative Fuels division also generates contract revenue by providing engineering design and support to the OEMs so that the Company's fuel storage, fuel delivery and electronic control systems integrate and operate with certain of their alternative fuel vehicles. The Fuel Cell Systems division generates limited revenue through the sale of fuel cell-related fuel storage, fuel delivery and electronic control systems to OEMs and the installation of the Company's products into OEM vehicles and hydrogen refueling systems. The Fuel Cell Systems division also generates contract revenue by providing engineering design and support to the OEMs so that the Company's fuel storage, fuel delivery and electronic control systems integrate and operate with certain of their fuel cell applications. The Fuel Cell Systems division was established as a new segment beginning in the first quarter of fiscal year 2003, and prior year amounts have been restated to reflect the new presentation. The chief operating decision maker allocates resources and tracks performance by each of the four reporting segments. The change in reporting aligns revenue and costs of sales from fuel cell development contracts with the research and development of fuel cell applications. Previously, all revenue and related cost of sales were reported in the Alternative Fuels segment. The Fuel Cell Systems division also now includes the research and development directly attributed to fuel cell applications. Previously, these expenses were reported in the Research and Development segment, which has now been changed to Advanced Research & Product Development.

All research and development is expensed as incurred. Research and development expense includes both customer-funded research and development and Company sponsored research and development. Customer funded research and development consists primarily of expenses associated with contract revenue. These expenses include application development costs funded under customer contracts.

The accounting policies of the reportable segments are the same as those described in Note 2, "Summary of Significant Accounting Policies."

GEOGRAPHIC INFORMATION

All of the Company's long-lived assets are based either in its offices in Sterling Heights, Michigan, Irvine, California, or Lake Forest, California. The Company's revenue to customers is shown below.

	Year Ended April 30,		
Revenue to Customers	2001	2002	2003
United States	$23,056	$20,870	$20,465
Japan	—	1,572	1,754
Germany	22	536	1,416
Korea	280	425	4
Total	$23,358	$23,403	$23,639

FINANCIAL INFORMATION BY BUSINESS SEGMENT

Financial information by business segment for continuing operations follows (in thousands):

	Year Ended April 30,		
Revenue	2001	2002	2003
Alternative Fuels	$ 22,595	$ 19,014	$ 13,772
Fuel Cell Systems	763	4,389	9,867
Advanced Research & Product Development	—	—	—
Corporate Expenses	—	—	—
Total	$ 23,358	$ 23,403	$ 23,639

	Year Ended April 30,		
Operating Income (Loss)	2001	2002	2003
Alternative Fuels	$ (3,929)	$(17,942)	$ (7,367)
Fuel Cell Systems	(15,171)	(12,943)	(1,471)
Advanced Research & Product Development	(8,023)	(8,804)	(2,428)
Corporate Expenses	(3,117)	(3,209)	(7,070)
Total	$(30,240)	$(42,898)	$(18,336)

	Year Ended April 30,		
Identifiable Assets	2001	2002	2003
Alternative Fuels	$ 22,862	$ 19,332	$ 16,581
Fuel Cell Systems	1,078	1,320	17,061
Advanced Research & Product Development	1,127	3,061	1,129
Corporate Expenses	6,452	3,827	3,030
Total identifiable assets	31,519	27,540	37,801
Assets not specifically identifiable	1,297	619	13,151
Total assets	$ 32,815	$ 28,159	$ 50,952

Capital Expenditures	Year Ended April 30, 2001	2002	2003
Alternative Fuels	$4,336	$ 648	$ 455
Fuel Cell Systems	2,051	905	75
Advanced Research & Product Development	183	246	194
Corporate Expenses	2,577	1,672	359
Total	$9,147	$3,471	$1,083

Depreciation and Amortization	Year Ended April 30, 2001	2002	2003
Alternative Fuels	$ 793	$ 844	$ 965
Fuel Cell Systems	128	402	1,725
Advanced Research & Product Development	236	349	445
Corporate Expenses	530	1,308	1,631
Total	$1,687	$2,903	$4,766

13. REVENUE

The Company has been engineering, testing and validating CNG systems for certain 1997-2003 model year car and truck platforms in compliance with General Motors' specifications.

Revenues for development efforts are principally recognized by the percentage of completion method and principally related to contracts with General Motors. During fiscal years 2001, 2002 and 2003, GM and affiliated companies' revenue comprised 98.7%, 79.9% and 58.9% of the Company's total revenue, respectively. As of April 30, 2002 and 2003, General Motors and affiliated companies' accounts receivable comprised 81.8% and 42.0% of the Company's total outstanding accounts receivable, respectively. During fiscal years 2002 and 2003, another customer's revenue comprised 6.4% and 24.2% of the Company's total revenue, respectively. As of April 30, 2003, another customer's accounts receivable comprised 33.4% of the Company's total outstanding accounts receivable.

As of April 30, 2002 and 2003, accounts receivable includes amounts due under long-term contracts in the amounts of approximately $2,085,000 and $99,000, respectively. These amounts represent the recognized sales value of performance that had not been billed and were not billable to customers at these dates. The billing terms for all long-term contracts are based on milestone billings or discrete activities. All amounts due under long term contracts are expected to be collected by the end of the following fiscal year.

14. PURCHASES

During fiscal years 2001, 2002, and 2003, respectively, purchases from one vendor constituted approximately 7%, 10% and 8% of net purchases. In fiscal year 2001, 2002, and 2003, 10 suppliers accounted for approximately 31%, 46% and 35% of net purchases, respectively.

15. RESTRUCTURING CHARGES

In December 2001, the Company adopted a plan to close its Guaymas, Mexico manufacturing operations, close one of its Sterling Heights, Michigan offices and terminate the employees supporting these facilities. Accordingly, the Company recorded a charge of approximately

$1,162,000 during fiscal year 2002 for headcount reduction, lease and contract exit costs and other asset writedowns. In connection with these actions, the Company initiated involuntary separation plans that included headcount reductions of approximately 62 employees at a cost of $180,000 for severance and related costs. Additional costs of $982,000 were recorded to include losses on asset writedowns, office leases, net of anticipated sublease income over the lease term and contract exit costs. In April 2003, the Company revised its estimate of the total costs of the plan as all activities related to the restructuring plan have been completed.

The major components of the restructuring charges and the remaining accrual balance as of April 30, 2003 are as follows (in thousands):

	Employee termination and severance costs	Lease exit costs	Contract exit costs	Asset writedowns	Total
2002 Charges	$(180)	$(394)	$(114)	$(474)	$(1,162)
2002 Activity	180	116	114	474	884
April 30, 2002 balance	$ —	$(278)	$ —	$ —	$ (278)
2003 Activity	—	278	—	—	278
April 30, 2003 balance	$ —	$ —	$ —	$ —	$ —

16. WARRANTIES

The Company offers a warranty for all of its alternative fuel products. The specific terms and conditions of those warranties varies depending on the platform and model year. For most products the Company provides a limited warranty, including parts and labor, extending 3 years or 36,000 miles, whichever is achieved first. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company's product warranty liability are as follows (in thousands):

Balance at April 30, 2000	$ 213
Warranties issued during the period	427
Settlements made during the period	(225)
Changes in liability for pre-existing warranties during the period, including expirations	—
Balance at April 30, 2001	415
Warranties issued during the period	759
Settlements made during the period	(664)
Changes in liability for pre-existing warranties during the period, including expirations	716
Balance at April 30, 2002	1,226
Warranties issued during the period	89
Settlements made during the period	(194)
Changes in liability for pre-existing warranties during the period, including expirations	—
Balance at April 30, 2003	$1,121

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

A summary of the unaudited quarterly results of operations follows (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2002				
Product sales	$ 4,591	$ 4,593	$ 2,205	$ 4,128
Contract revenue	2,338	1,247	1,312	2,989
Total revenue	6,929	5,840	3,517	7,117
Cost of product sales	6,590	7,548	4,374	7,069
Gross profit (loss) on product sales	(1,999)	(2,955)	(2,169)	(2,941)
Research and development expense	9,750	9,179	7,353	6,375
Net loss(A)	(11,231)	(13,704)	(10,215)	(8,228)
Net loss per share—basic and diluted	(0.79)	(0.97)	(0.72)	(0.58)
	First Quarter (B)	**Second Quarter (B)**	**Third Quarter**	**Fourth Quarter**
Fiscal Year 2003				
Product sales	$ 2,823	$ 3,807	$ 3,639	$ 5,563
Contract revenue	1,795	1,795	2,362	1,854
Total revenue	4,618	5,602	6,001	7,418
Cost of product sales	3,641	5,131	3,981	5,718
Gross profit (loss) on product sales	(818)	(1,324)	(342)	(155)
Research and development expense	3,225	3,746	4,030	3,254
Net loss	(5,055)	(5,251)	(4,037)	(3,854)
Net loss per share—basic and diluted	(0.35)	(0.30)	(0.22)	(0.17)

(A) The Company made certain adjustments in the following quarters of fiscal year 2002 resulting from changes in estimates, unusual, or infrequently occurring items and that were material to the results of those quarters. These adjustments increased net loss as follows (in thousands):

	For the fiscal year 2002
First quarter adjustment:	
Increase "lower of cost-or-market" reserve related to the General Motors pick-up truck application	$ 485
Physical inventory adjustments due to obsolescence	100
	$ 585
Second quarter adjustment:	
Increase "lower of cost-or-market" reserve related to the General Motors pick-up truck application	$ 557
Increase in warranty reserves due to change in estimate	154
Increase in non-recurring legal and consulting services	1,344
	$2,055
Third quarter adjustment:	
Physical inventory adjustments due to obsolescence	269
Increase in warranty reserves due to change in estimate	562
Restructuring charge	647
Increase in non-recurring legal and consulting services	256
	$1,734
Fourth quarter adjustment:	
Physical inventory adjustments due to obsolescence	367
Increase in warranty reserves due to change in estimate	524
Decrease "lower of cost-or-market" reserve related to the General Motors pick up truck application	(528)
Restructuring charge	515
Increase in non-recurring legal and consulting services	417
	$1,295

(B) Certain reclassifications have been made to the quarterly results previously reported for the first and second quarters of fiscal year 2003 related to the Company's classifications of certain expenses.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Quantum Fuel Systems Technologies Worldwide, Inc.

We have audited the accompanying balance sheets of Quantum Fuel Systems Technologies Worldwide, Inc. as of April 30, 2002 and 2003, and the related statements of operations, changes in invested and stockholders' equity, and cash flows for each of the three years in the period ended April 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantum Fuel Systems Technologies Worldwide, Inc. at April 30, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Long Beach, California
June 18, 2003

Market for Company's Common Equity and Related Stockholder Matters

Our common stock has been traded on the Nasdaq National Market under the symbol "QTWW" since July 23, 2002. Our Series B common stock is not publicly traded. Prior to our spin-off from IMPCO, from July 11, 2002 though July 22, 2002, our common stock traded on a "when-issued" basis on the Nasdaq National Market. The table below sets forth, for the periods indicated, the high and low daily sales prices for our common stock as reported in published financial sources.

	High	Low
Fiscal Year Ended April 30, 2003		
Quarter ended July 31, 2002 (commencing July 11, 2002)	$6.05	$3.20
Quarter ended October 31, 2002	5.95	0.90
Quarter ended January 31, 2003	3.90	1.95
Quarter ended April 30, 2003	3.19	1.92
Fiscal Year Ending April 30, 2004		
Quarter ended July 31, 2003	3.26	1.93
Quarter ending October 31, 2003 (through September 15, 2003)	7.65	2.90

On September 15, 2003, the last reported sale price for our common stock as reported by the Nasdaq National Market was $7.45 per share. On September 15, 2003, there were approximately 522 holders of record of our common stock and one holder of record of our Series B common stock.

DIVIDEND POLICY

We have not paid any dividends in the past, and we do not anticipate paying any dividends on our common stock in the foreseeable future because we expect to retain our future earnings for use in the operation and expansion of our business. Our payment and amount of dividends, however, will be subject to the discretion of our board of directors and will depend, among other things, upon our results of operations, financial condition, cash requirements, future prospects and other factors which may be considered relevant by our board of directors.

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QUANTUM
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Corporation Information

ANNUAL STOCKHOLDERS' MEETING

The annual meeting of stockholders for Quantum Fuel Systems Technologies Worldwide, Inc., will be held on October 23, 2003, at 1:30 p.m. local time, at the Marriott Hotel located at 18000 Von Karman, Irvine, California.

CORPORATE COUNSEL

Morrison & Foerster LLP

INDEPENDENT AUDITORS

Ernst & Young LLP

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLP
85 Challenger Road
Ridgefield Park, NJ 07660
800-522-6645

CORPORATE HEADQUARTERS

17872 Cartwright Road
Irvine, CA 92614
949-399-4500

NASDAQ SYMBOL: QTWW

WWW.QTWW.COM

Officers & Directors

ALAN P. NIEDZWIECKI
President & Chief Executive Officer

W. BRIAN OLSON
Chief Financial Officer & Treasurer

CATHRYN T. JOHNSTON
Corporate Secretary

TIMOTHY S. GERKEN
Corporate Controller

Directors

DALE L. RASMUSSEN, CHAIRMAN
Senior Vice President & Secretary of IMPCO Technologies, Inc.

BRIAN A. RUNKEL
Environmental Consultant & Director of the California Environmental Business Council

SCOTT SAMUELSEN
Director for the National Fuel Cell Research Center & Professor at the University of California Irvine

THOMAS J. TYSON
Consultant & Retired Chief Executive Officer of General Electric's Energy & Environmental Research Corporation

This annual report contains forward-looking statements regarding the company's current expectations. These statements are subject to a variety of risks and uncertainties discussed in our Form 10-K and other documents filed with the SEC that could cause actual results to differ materially from the expectations. These risks and uncertainties include all factors discussed herein. Our fiscal year 2003 annual report is provided for investors. It is not intended for use in connection with any sale or purchase of or any solicitation to buy or sell securities.

WWW.QTWW.COM

QUANTUM
TECHNOLOGIES